SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Unaudited Consolidated Financial Statements for the six-month period ended on December 31, 2007 and December 31, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the six-month period

ended December 31, 2007

Fiscal year No.118 beginning July 1, 2007

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	2,154

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	62.48%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	782,064,214	78,206,421	78,206,421

1	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of December 31, 2007 and June 30, 2007

	12.31.07 (Notes 1 and 3) Ps.	06.30.07 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	108,122,058	31,829,851
Investments (Note 4.b)	279,946,429	485,408,600
Accounts receivable (Note 4.c)	182,090,113	154,208,839
Other receivables (Note 4.d)	51,056,546	49,105,638
Inventory (Note 4.e)	887,567	7,292,187

Total Current Assets	622,102,713	727,845,115

NON-CURRENT ASSETS
Accounts receivable (Note 4.c)	11,704,839	41,967,948
Other receivables (Note 4.d)	44,312,550	32,130,923
Inventory (Note 4.e)	3,419,900	—
Fixed assets (Note 4.f)	1,278,868,099	1,168,027,197
Investments (Note 4.b)	149,517,785	125,504,382
Intangible assets (Note 4.g)	1,237,530	1,713,927

Subtotal Non-Current Assets	1,489,060,703	1,369,344,377

Goodwill (Note 4.h)	(4,887,816)	(3,478,942)

Total Non Current Assets	1,484,172,887	1,365,865,435

Total Assets	2,106,275,600	2,093,710,550

LIABILITIES
CURRENT LIABILITIES
Debts
Trade accounts payable (Note 4.i)	207,129,870	179,489,405
Short-term debt (Note 4.j)	54,879,398	77,210,054
Salaries and social security payable (Note 4.k)	13,834,118	19,598,757
Taxes payable (Note 4.l)	45,066,150	44,714,889

Customer advances (Note 4.m)	58,416,714	58,548,037

Related parties (Note 5)	16,274,576	6,657,550
Dividends payable (Note 5)	440,040	926,400
Other liabilities (Note 4.n)	8,069,509	15,463,188

Total Debts	404,110,375	402,608,280

Provisions (Note 4.o)	574,174	733,400

Total Current Liabilities	404,684,549	403,341,680

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.i)	—	20,804
Long-term debt (Note 4.j)	677,823,664	678,751,885
Taxes payable (Note 4.l)	29,063,560	27,660,854
Customer advances (Note 4.m)	71,410,298	65,725,449

Other liabilities (Note 4.n)	10,223,842	10,433,503

Total debts	788,521,364	782,592,495

Provisions (Note 4.o)	12,967,350	12,441,286

Total Non-Current Liabilities	801,488,714	795,033,781

Total Liabilities	1,206,173,263	1,198,375,461

Minority interest	83,225,342	71,427,862

SHAREHOLDERS’ EQUITY	816,876,995	823,907,227

Total Liabilities and Shareholders’ Equity	2,106,275,600	2,093,710,550

The accompanying notes are an integral part of these unaudited consolidated financial statements.

2	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	12.31.07 (Notes 1 and 3) Ps.	12.31.06 (Notes 1 and 3) Ps.
Revenues:
Leases and services	172,566,556	133,224,024
Credit card operations	139,900,964	89,295,939
Other	3,722,289	—

Total revenues	316,189,809	222,519,963

Costs:
Leases and services	(48,308,025)	(39,056,839)
Credit card operations	(57,069,838)	(33,743,338)
Other	(3,555,518)	(1,255,943)

Total costs	(108,933,381)	(74,056,120)

Gross profit:
Leases and services	124,258,531	94,167,185
Credit card operations	82,831,126	55,552,601
Other	166,771	(1,255,943)

Total gross profit	207,256,428	148,463,843

Selling expenses	(50,611,348)	(33,123,820)
Administrative expenses	(49,202,470)	(36,128,833)
Net income in credit card trust	320,282	5,514,448
Gain from recognition of inventories at net realizable value	185,160	177,755

	(99,308,376)	(63,560,450)

Operating income	107,948,052	84,903,393

Equity loss from related companies (Note 5)	(14,075)	(678,569)

Amortization of goodwill	(1,408,874)	(2,341,822)

Financial gain (loss) generated by assets:
Interest income from past-due balances	2,307,479	1,995,274
Other interest	893,685	1,221,181
Interest earned by financial collocations	16,653,767	1,965,397
Mortgage loans interest (Torres de Abasto)	54,859	104,592
Effect on the present value accounting	(3,172,306)	—
Exchange differences	6,439,823	(213,641)
Interest income from related parties (Note 5)	53,760	70,273

Subtotal	23,231,067	5,143,076

Financial loss generated by liabilities:
Interest expense	(21,028,140)	(3,519,247)
Exchange differences	(5,402,445)	189,587
Interest and exchange differences with related parties (Note 5)	(10,206,802)	(6,252,593)
Other interests	(6,216)	(1,193)
Tax interests	(436,114)	(130,927)

Subtotal	(37,079,717)	(9,714,373)

Financial results, net	(13,848,650)	(4,571,297)

Other income and expenses, net (Note 4.p)	2,732,450	(967,312)

Income before taxes and minority interest	95,408,903	76,344,393

Income tax	(44,531,523)	(32,365,728)
Minority interest	(2,186,219)	(3,778,629)

Net income	48,691,161	40,200,036

The accompanying notes are an integral part of these unaudited consolidated financial statements.

3	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	12.31.07 (Notes 1 and 3) Ps.	12.31.06 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	485,496,379	56,404,655
Cash and cash equivalents as of the end of the period	340,953,783	114,177,208

Net (decrease) increase in cash and cash equivalents	(144,542,596)	57,772,553

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	48,691,161	40,200,036
Adjustments to reconcile net income to cash flows from operating activities:
Financial results	5,277,310	(1,318,029)
Depreciation of fixed assets	37,424,161	32,128,533
Amortization of intangible assets	514,677	752,587
Amortization of goodwill	1,408,874	2,341,822
Net result of fixed assets retired	475,858	27,865
Charge (recovery) for doubtful recoverable expenses	125,121	(14,653)
Charge of provision for contingencies	1,085,597	1,281,759
Charge of allowance for doubtful accounts	13,082,623	5,796,078
Provision for directors’ fees	4,552,240	4,334,771
Gain from recognition of inventories at net realizable value	(185,160)	(177,755)
Net loss in credit card trust	1,529,908	(1,757,631)
Net loss on equity investments	—	678,569
Minority interest	2,186,219	3,778,629
Income tax	44,531,523	32,365,728
Changes in operating assets and liabilities:
Increase in accounts receivable	(60,700,205)	(60,668,575)
Increase in other receivables and prepaid expenses	(22,305,200)	(25,666,020)
Increase in inventory	(230,953)	(301,589)
Increase in intangible assets	(38,000)	—
Increase in trade accounts payable	24,310,066	61,423,402
Increase in customer advances	8,249,911	7,611,511
Decrease in taxes payable	(41,540,993)	(18,697,684)
Decrease in salaries and social security payable	(5,764,639)	(1,936,952)
Decrease in provision for contingencies	(718,759)	(38,408)
Decrease in other liabilities	(12,155,580)	(8,135,696)
Increase (Decrease) in due to related parties	9,656,579	(345,893)
Increase (Decrease) in accrued interest	166,515	(586,394)

Net cash provided by operating activities	59,628,854	73,076,011

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(137,938,664)	(90,030,446)
Cash from guarantee deposit	—	9,111,000
Advances for shares purchase	(757,761)	—
Decrease (Increase) in investments	10,600,252	(20,076,634)
Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	3,760,216	—
Guarantee deposit for construction and purchase of garages	—	(4,902,400)
(Decrease) Increase from acquisition of subsidiary companies, net of cash acquired	(185,782)	17,112,701
Loans granted to related parties	—	(2,175,000)
Acquisition of other investments	(54,464)	(1,184,789)

Net cash used in investing activities	(124,576,203)	(92,145,568)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(4,720,977)	(21,758,000)
Cash from minority shareholders´ capital contributions	10,051,781	—
Payment of dividends	(55,721,393)	(47,000,000)
(Decrease) Increase in overdrafts	(40,006,258)	138,726,156
Dividends paid to minority shareholders	(926,400)	(584,492)
Debt cancellation for company purchase (Mendoza Plaza Shopping S.A.)	—	(5,483,731)
Debt cancellation for company purchase (Empalme S.A.I.C.F.A. y G.)	(6,272,000)	—
Proceeds from short-term debts	18,000,000	12,942,177

Net cash (used in) provided by financing activities	(79,595,247)	76,842,110

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(144,542,596)	57,772,553

(1)	Includes cash and banks and investments with a realization term not exceeding three months. The accompanying notes are an integral part of these unaudited consolidated financial statements.

4	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	12.31.07 Ps.	12.31.06 Ps.
Additional information
Cash paid during the period for:
- Interest	43,603,164	16,055,005
- Income tax	32,871,973	13,383,076
Non-cash activities:
- Conversion of unsecured convertible Notes into ordinary shares	—	10,158
- Liquidation of interest in credit card receivables	—	7,405,384
- Issuance of credit card receivables	49,999,417	3,377,479
- Transference of inventory to non-current investments	705,153	—
- Increase in expenses from the issuance of Notes through an increase in accounts payable	681,580	—
- Increase in financial bank loans through a decrease in provisions	—	2,569,303
- Increase in fixed assets through an increase in trade account payable	2,635,198	—

5	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	12.31.07 Ps.	12.31.06 Ps.
Acquisition of subsidiary companies:
Leases and services receivable	—	1,039,527
Other receivables	—	3,177,239
Fixed assets	—	51,684,043
Trade accounts payable	—	(511,651)
Customer advances	—	(17,241,807)
Related parties (payable to Alto Palermo (APSA))	—	(6,808,357)
Salary and social security payable	—	(171,008)
Taxes payable	—	(462,663)
Other liabilities	—	(29,844)
Provisions	—	(1,438,408)

Total net non-cash assets acquired	—	29,237,071

Cash and cash equivalents acquired	—	187,688,961

Total net assets acquired	—	216,926,032

Minority interests	—	(36,578,452)

Goodwill	—	18,749,831

Total account of acquired subsidiaries	—	199,097,411

Cash and cash equivalents acquired	—	(187,688,961)
Amount financed by the sellers	—	(28,521,151)

	—	(17,112,701)

6	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

NOTE 1:     PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of December 31, 2007 and June 30, 2007 and the statements of income and cash flows the six-month periods ended December 31, 2007 and 2006 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the six-month periods ended December 31, 2007 and 2006 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Consolidated results for the six-month periods ended December 31, 2007 and 2006 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The unaudited consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2:    CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
Company	12.31.07	12.31.06
Emprendimiento Recoleta S.A.	53.68	53.68	12.31.07
Tarshop S.A.	80	80	12.31.07
Shopping Neuquén S.A.	94.623	94.623	12.31.07
Inversora del Puerto S.A. (3)	—	99.9917	—
Shopping Alto Palermo S.A.	99.9999	99.9999	12.31.07
Fibesa S.A.	99.9999	99.9999	12.31.07
Mendoza Plaza Shopping S.A.	85.40	85.40	12.31.07
Conil S.A.	50	50	12.31.07
Empalme S.A.I.C.F.A. y G. (1)	100	100	12.31.07
Panamerican Mall S.A	80	80	12.31.07
E-Commerce Latina S.A. (2)	—	50	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) (4)	100	50	12.31.07

(1)	Corresponds to the 95% of the direct interest of Alto Palermo S.A. (APSA) and 5% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA).

(2)	On November 6, 2007, 90% and 10% of shareholders interest was sold to IRSA Inversiones y Representaciones S.A. and Patagonian Investement S.A., respectively. See Note 15.

(3)	On September 28, 2007 this Company was liquidated

(4)	Corresponds to the 90% of the direct interest of Alto Palermo S.A. (APSA) and 10% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA). See Note 15.

NOTE 3:    SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the unaudited basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3:    (Continued)

Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which we have shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivable pursuant to the securitization program of credit card receivable of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at the end of the period / year and time deposits are valued at face value plus accrued interest. The participations in mutual funds and in Garantizar S.G.R, have been valued at quotation value in force at the end of the period / year.

b.2.	Interest in other companies and other non-current investments

As of December 31, 2007 and June 30, 2007 includes Certificados de Participación (CPs), which has been accounted for under the equity method.

c.	Goodwill

They represent differences between purchase prices and net current values (determined as described in Note 2.5.1 to the unaudited basic financial statements) of assets acquired, restated as mentioned in Note 1., which are amortized by the straight-line method over a period not longer than sixteen years. (Note 2.9 to the unaudited basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:     BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	12.31.07 Ps.	06.30.07 Ps.
Cash in local currency	8,258,987	2,819,359
Cash in foreign currency	384,168	310,513
Banks in local currency	31,938,269	16,431,500
Banks in foreign currency	67,540,634	12,268,479

Total cash and banks	108,122,058	31,829,851

b)	Investments:

	12.31.07 Ps.	06.30.07 Ps.
Current
Mutual funds	124,255,581	448,642,297
Time deposits in local currency	108,576,144	5,024,231
Retained interests in transferred credit card receivable (i)	38,701,413	22,103,730
BODEN 2008 bonds (i)	4,751,742	403,703
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	1,341,137	1,661,969
Garantizar SGR (i)	1,355,937	1,380,420
PRE 2008 bonds (i)	864,719	—
Trust debt titles (i)	66,006	—
BONTE 2006 bonds (i) (Note 7)	33,750	33,750
NOBACS bonds (i)	—	6,158,500

Total	279,946,429	485,408,600

(i)	Not considered as cash equivalent for purposes of the unaudited consolidated statements of cash flows.

	12.31.07 Ps.	06.30.07 Ps.
Non current
Land reserves
- Caballito plot of land	36,683,254	36,680,754
- Torres Rosario	16,867,599	16,110,481
- Air Space Supermercado Coto	13,143,445	13,143,445
- Other real estate	2,778,468	2,778,468
Other investments – Tarshop S.A. trust	78,179,619	55,682,995
Advances for shares purchasing	1,865,400	1,108,239

Total	149,517,785	125,504,382

Total other investments	429,464,214	610,912,982

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE	4: (Continued)

c) Accounts receivable:

	12.31.07 Ps.	06.30.07 Ps.
Current
Tarshop S.A. - Credit card receivable	96,851,335	86,328,981
Checks to be deposited	47,723,719	31,626,070
Leases and services receivable	43,580,523	40,568,938
Debtors under legal proceedings	23,109,868	21,567,616
Pass-through expenses receivable	15,926,629	15,342,081
Tarshop S.A. – Credit card receivable – collection agent	4,144,476	3,110,103
Notes receivable	3,399,467	2,599,610
Mortgage receivable – Torres Abasto	376,756	467,107
Credit card receivable	27,462	4,362
Receivable from the sale of Alcorta Plaza´s land	—	6,008,654
Less:
Allowance for doubtful accounts	(53,050,122)	(53,414,683)

Total	182,090,113	154,208,839

	12.31.07 Ps.	06.30.07 Ps.
Non-current
Tarshop S.A. - Credit card receivable	13,406,308	42,531,777
Notes receivable	1,796,587	940,788
Mortgage receivable – Torres Abasto	323,382	413,658
Leases and services receivable	14,102	36,270
Less:
Allowance for doubtful accounts	(3,835,540)	(1,954,545)

Total	11,704,839	41,967,948

Total accounts receivable	193,794,952	196,176,787

d) Other receivables:

	12.31.07 Ps.	06.30.07 Ps.
Current
Related parties (Note 5)	22,858,245	14,277,423
Prepaid expenses	15,154,921	13,459,387
Receivables from trust guarantee funds (Note 7)	4,618,384	2,925,726
Other tax credits	1,469,342	1,448,873
Asset tax credits	1,224,641	3,734,988
Prepaid services	1,087,768	1,640,945
Prepaid gross revenue tax	1,067,845	963,185
Value Added Tax (VAT) receivable	780,574	7,444,500
Gross revenue tax credit	362,025	1,158,026
Guarantee deposits	308,051	306,357
Income tax, net	132,820	212,010
Other prepaid taxes	9,714	445,031
Expenses to be recovered	—	2,015,799
Allowance for doubtful accounts	—	(2,015,799)
Others	1,982,216	1,089,187

Total	51,056,546	49,105,638

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE	4: (Continued)

	12.31.07 Ps.	06.30.07 Ps.
Non-Current
Value Added Tax (VAT) receivable	17,128,779	352,926
Receivables from trust guarantee funds (Note 7)	15,382,783	18,975,778
Deferred income tax	11,270,655	10,977,401
Doubtful mortgage receivable	2,208,275	2,208,275
Asset tax credits	2,096,125	399,445
Prepaid gross revenue tax	1,315,795	1,149,495
Guarantee deposits	560,686	503,571
Prepaid expenses	204,143	232,832
Deferred tax allowance	(266,887)	(246,997)
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Other taxes receivable	(3,480,096)	(213,528)
Others	100,567	—

Total	44,312,550	32,130,923

Total other receivables	95,369,096	81,236,561

e) Inventory:

	12.31.07 Ps.	06.30.07 Ps.
Current
Torres de Abasto	368,096	621,628
Resale merchandise	519,471	332,606
Torres de Rosario	—	6,337,953

Total	887,567	7,292,187

	12.31.07 Ps.	06.30.07 Ps.
Non-Current
Units under construction (Note 21 to the unaudited basic financial statements)	3,419,900	—

Total	3,419,900	—

Total Inventory	4,307,467	7,292,187

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE	4: (Continued)

f)	Fixed assets:

	12.31.07 Ps.	06.30.07 Ps.
Properties:
Shopping Centers:
Abasto	177,998,012	180,925,725
Alto Palermo	166,765,092	175,517,195
Panamerican Mall	157,233,781	149,066,729
Patio Bullrich	100,564,742	102,478,599
Mendoza Plaza	87,709,599	89,004,279
Alto Rosario	84,669,695	85,685,382
Alto Avellaneda	80,944,415	85,184,841
Córdoba shopping –Villa Cabrera. (Note 11)	73,341,445	75,496,760
Paseo Alcorta	57,073,366	58,855,041
Alto Noa	26,003,344	27,040,264
Buenos Aires Design	14,796,324	16,033,244
Other properties	41,122,385	8,859,879
Facilities	16,353,188	15,740,060
Neuquén project	10,321,481	12,301,802
Furniture and fixture	8,471,972	6,582,595
Computer equipment	4,921,853	5,651,177
Software	3,774,046	4,239,107
Leasehold improvements	2,433,689	2,702,354
Vehicles	37,863	50,483
Financial advance for purchase of fixed assets (Note 22 to the unaudited basic financial statements)	46,023,102	36,881,982
Work in progress:
- Shopping centers improvements	118,308,705	29,729,699

Total Fixed assets	1,278,868,099	1,168,027,197

g) Intangible assets:

	12.31.07 Ps.	06.30.07 Ps.
Pre-operating expenses	1,142,586	1,591,208
Trademarks	94,944	122,719

Total Intangible assets	1,237,530	1,713,927

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE	4: (Continued)

h)	Goodwill:

	12.31.07 Ps.	06.30.07 Ps.
- Fibesa S.A.	5,475,360	6,502,016
- Tarshop S.A.	121,126	242,254
- Emprendimiento Recoleta S.A.	(448,315)	(485,675)
- Empalme S.A.I.C.F.A. y G.	(10,035,987)	(10,353,248)
- Shopping Alto Palermo S.A.	—	615,711

Total Goodwill	(4,887,816)	(3,478,942)

i)	Trade accounts payable:

	12.31.07 Ps.	06.30.07 Ps.
Current
Suppliers	180,959,398	154,615,086
Accruals	25,269,161	23,399,481
Foreign suppliers	535,845	1,009,975
Others	365,466	464,863

Total	207,129,870	179,489,405

Non-current
Foreign suppliers	—	20,804

Total	—	20,804

Total Trade accounts payable	207,129,870	179,510,209

j)	Short-term and long-term debt:

	12.31.07 Ps.	06.30.07 Ps.
Current
- Banks
Banco Industrial de Azul (Note 7)	10,000,000	—
Standard Bank loan (formerly Bank Boston) (Note 7)	9,900,000	8,500,000
Banco Itaú	6,000,000	—
Banco Ciudad de Buenos Aires (Note 7)	2,055,602	1,925,951
Interest payable to credit card trust	2,604,727	1,108,691
Overdrafts	—	40,006,258
Bank interests (Note 7)	495,287	593,376

Subtotal	31,055,616	52,134,276

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE	4: (Continued)

	12.31.07 Ps.	06.30.07 Ps.
- Financial
Seller financing – Empalme S.A.C.I.F.A. y G. – Principal	12,596,000	12,372,000
Accrued interest for Senior Notes and unsecured
Convertible Notes (Note 5)	6,722,994	6,483,373
Accrued interest from Senior Notes	4,944,573	6,412,646
Seller financing – Empalme S.A.C.I.F.A. y G. – Accrued interest	6,298	9,279
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,125,115)	(1,016,499)
Mortgage loans (Note 7)	—	105,754
Others	679,032	709,225

Subtotal	23,823,782	25,075,778

Total	54,879,398	77,210,054

	12.31.07 Ps.	06.30.07 Ps.
Non current
- Banks
Bank Ciudad de Buenos Aires loan (Note 7)	1,744,868	2,797,357
Standard Bank (formerly Bank Boston) (Note 7)	—	2,800,000

Subtotal	1,744,868	5,597,357

- Financial
US Notes and Argentine peso-linked Notes - Principal	531,900,000	525,180,000
Unsecured convertible Notes (Note 5)	148,720,764	146,076,000
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,815,798)	(4,823,494)
Seller financing - Empalme S.A.C.I.F.A. y G - Principal	—	6,186,000
Others	273,830	536,022

Subtotal	676,078,796	673,154,528

Total	677,823,664	678,751,885

Total short-term and long-term debt	732,703,062	755,961,939

k)	Salaries and social security payable:

	12.31.07 Ps.	06.30.07 Ps.
Provision for vacation and bonuses	8,998,584	14,820,470
Social security payable	3,867,256	3,534,160
Salaries payable	324,373	643,815
Others	643,905	600,312

Total salaries and social security payable	13,834,118	19,598,757

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE	4: (Continued)

l)	Taxes payable:

	12.31.07 Ps.	06.30.07 Ps.
Current
Income tax	22,248,581	26,214,599
Value Added Tax (VAT) payable, net	11,176,064	9,465,250
Other tax withholdings	5,137,435	3,918,065
Gross revenue tax provision	2,634,711	2,162,088
Gross revenue tax withholdings	1,181,355	502,190
Asset tax payable, net	840,716	643,533
Tax amnesty plan for gross revenue tax payable	648,984	181,761
Other taxes payable	648,425	1,175,750
Provision for tax on personal assets of shareholders	549,879	274,939
Gross revenue tax accrued (not claimable)	—	176,714

Total	45,066,150	44,714,889

Non current
Deferred income tax	27,677,596	26,177,713
Tax amnesty plan for gross revenue tax payable	1,385,964	1,483,141

Total	29,063,560	27,660,854

Total taxes payable	74,129,710	72,375,743

m)	Customer advances:

	12.31.07 Ps.	06.30.07 Ps.
Current
Admission rights	32,333,145	29,939,070
Lease and pass-through expenses advances (Note 11)	16,019,164	13,148,462
Customer advances	8,864,379	11,457,466
Guarantee deposits	1,200,026	1,492,519
Advance for the sale of Torres Rosario land	—	2,510,520

Total	58,416,714	58,548,037

Non-current
Admission rights	39,743,210	35,531,056
Lease and pass-through expenses advances (Note 11)	28,206,891	28,376,684
Customer advances	3,460,197	1,817,709

Total	71,410,298	65,725,449

Total customer advances	129,827,012	124,273,486

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:     (Continued)

n)	Other liabilities:

	12.31.07 Ps.	06.30.07 Ps.
Current
Provision for directors’ fees (Note 5)	4,957,835	10,547,301
Advances to directors (Note 5)	(405,595)	(954,771)
Donations payable (Note 5)	2,393,470	4,363,470
Contributed leasehold improvements (Note 9)	472,470	525,525
Withholdings and guarantee deposits	274,615	220,264
Others	376,714	761,399

Total	8,069,509	15,463,188

Non-current
Contributed leasehold improvements (Note 9)	10,211,742	10,421,404
Directors’ guarantee deposits (Note 5)	12,000	12,000
Others	100	99

Total	10,223,842	10,433,503

Total Other liabilities	18,293,351	25,896,691

o) Provisions:
	12.31.07 Ps.	06.30.07 Ps.
Current:
Provisions for contingencies	574,174	733,400

Total	574,174	733,400

Non current:
Provisions for contingencies	12,967,350	12,441,286

Total	12,967,350	12,441,286

Total Provisions	13,541,524	13,174,686

p) Other income and expenses, net:
	12.31.07 Ps.	12.31.06 Ps.
Recovery of other receivables doubtful accounts	3,462,244	14,653
Recovery of allowancies	508,059	284,254
Contingencies, net	(57,657)	(1,230,855)
Donations	(77,262)	(420)
Tax on personal assets of shareholders (Note 5)	(274,939)	(268,494)
Other taxes	(548,352)	—
Others	(279,643)	233,550

Total other income and expenses, net	2,732,450	(967,312)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			12.31.2007 Ps.	12.31.2006 Ps.	12.31.2007 Ps.	06.30.2007 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	2,618,876	2,849,470
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(6,824,173)	(4,170,443)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(2,127,661)	(1,391,606)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,518,007)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(99,943,787)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(2,343,938)	(27,386)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	2,102,886	219,446	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,202,532)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(48,722,688)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(3,326,543)	(2,033,095)	—	—
Other Shareholders	Shareholder	Other expenses, net Tax on personal assets	(274,939)	(268,494)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees	3,000	—	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Related parties results	—	(678,569)	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	271,790	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Interest income	5,633	—	—	—
Empalme S.A.I.C.F.A. y G.	Subsidiary of Alto Palermo S.A. (APSA) from 12.27.06	Interest income	—	8,357	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of Alto Palermo S.A. (APSA) from 10.01.07	Administration fees	21,000	27,422	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of Alto Palermo S.A. (APSA) from 10.01.07	Interest income	—	61,916	—	—
Inversora del Puerto	Subsidiary of Alto Palermo S.A. (APSA)	Related parties result	(14,075)	—	—	—
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	5,400	2,717
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(306,298)	(160,014)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(443,194)	(234,605)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:     (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			12.31.2007 Ps.	12.31.2006 Ps.	12.31.2007 Ps.	06.30.2007 Ps.
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	1,609	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,393,837	1,883,805
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,141,232)	(918,967)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(424,197)	—		—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	1,478	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	1,074,295	828,839	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(10,706)	(3,123)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,106
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(430,092)	(208,530)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(838,158)	(772,678)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	15,888,029	8,320,183
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(3,313,775)	(2,226,369)
Metronec S.A.	Tarshop S.A. Equity investee	Current payable with related parties	—	—	(5,123,750)	(728,906)
Loans to personnel	Employees	Other current receivables	—	—	1,229,285	768,765
Loans to personnel	Employees	Interest income	48,127	—	—	—
Loans to personnel	Employees	Current payable with related parties	—	—	—	(4,609)
Loans to personnel	Employees	Interests and exchange differences with related parties	(2)	—	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases and services	1,548,487	763,212	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables	—	—	136,762	268,174
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(1,011,027)	(959,196)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences with related parties	(48,363)	(46,790)	—	—
Directors	Directors	Short-term debt	—	—	(1,424)	(1,373)
Directors	Directors	Long-term debt	—	—	(31,490)	(30,930)
Directors	Directors	Interests and exchange differences with related parties	(3,707)	(2,265)	—	—
Directors and management	Directors	Other current receivables	—	—	10,179	5,450
Directors	Directors	Other current liabilities	—	—	(4,552,240)	(9,592,530)
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(5,408,899)	(5,177,825)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:     (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			12.31.2007 Ps.	12.31.2006 Ps.	12.31.2007 Ps.	06.30.2007 Ps.
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,393,470)	(4,363,470)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,958	3,951
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	1,341,137	1,661,969
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	9,636	102,522
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(55,541)	(55,800)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	176,649	57,138
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(1,031)	(955)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,799)	(22,394)
Owners consortium of Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	1,408
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,422	3,422
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	8,287	5,301
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	—	(64)
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,828	1,059
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(366)
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	952
Constructora San José Argentina S.A.	Shareholder of Panamerican Mall S.A.	Current payable with related parties	—	—	(2,635,198)	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	97,498	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(113,202)	—
Bapro S.A.	Shareholder of Emprendimiento Recoleta S.A.	Dividends payables	—	—	(440,040)	(926,400)
Rummalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	809	—
Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(6,094)	—
Centro Comercial Panamericano S.A.	Shareholder of Panamerican Mall S.A.	Interests and exchange differences with related parties	(7,101)	—	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6:     SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 12.31.07 Ps.	Total as of 12.31.06 Ps.
Revenues	173,470,169	139,900,964	3,813,889	317,185,022	(995,213)	316,189,809	222,519,963
Costs	(48,270,780)	(58,362,311)	(3,592,763)	(110,225,854)	1,292,473	(108,933,381)	(74,056,120)

Total gross profit as of 12.31.07	125,199,389	81,538,653	221,126	206,959,168	297,260	207,256,428	—

Total gross profit as of 12.31.06	94,644,248	55,029,251	(1,285,988)	148,387,511	76,332	—	148,463,843

Expenses:
Selling expenses	(12,229,406)	(38,098,922)	(283,020)	(50,611,348)	—	(50,611,348)	(33,123,820)
Administrative expenses	(17,187,513)	(32,014,957)	—	(49,202,470)	—	(49,202,470)	(36,128,833)
Net income in credit card trust	—	320,282	—	320,282	—	320,282	5,514,448
Gain from recognition of inventories at net realizable value	—	—	185,160	185,160	—	185,160	177,755

Operating income 12.31.07	95,782,470	11,745,056	123,266	107,650,792	297,260	107,948,052	—

Operating income (loss) 12.31.06	70,715,076	17,041,147	(2,929,162)	84,827,061	76,332	—	84,903,393

Equity loss from related companies	(14,075)	—	—	(14,075)	—	(14,075)	(678,569)
Amortization of goodwill	(1,287,747)	(121,127)	—	(1,408,874)	—	(1,408,874)	(2,341,822)
Financial results, net	(14,643,654)	819,122	273,142	(13,551,390)	(297,260)	(13,848,650)	(4,571,297)
Other income and expenses, net	3,002,524	(270,074)	—	2,732,450	—	2,732,450	(967,312)

Income before taxes and minority interest 12.31.07	82,839,518	12,172,977	396,408	95,408,903	—	95,408,903	—

Income before taxes and minority interest 12.31.06	62,362,709	17,233,802	(3,252,118)	76,344,393	—	—	76,344,393

Income tax expense	(37,374,779)	(7,018,001)	(138,743)	(44,531,523)	—	(44,531,523)	(32,365,728)
Minority interest	(1,130,998)	(1,055,221)	—	(2,186,219)	—	(2,186,219)	(3,778,629)

Net income 12.31.07	44,333,741	4,099,755	257,665	48,691,161	—	48,691,161	—

Net income (loss) 12.31.06	33,560,159	9,005,252	(2,365,375)	40,200,036	—	—	40,200,036

Depreciation and amortization 12.31.07 – 6 months	37,327,635	2,020,077	—	39,347,712	—	39,347,712	—

Depreciation and amortization 06.30.07 – 12 months	71,131,062	2,841,691	—	73,972,753	—		73,972,753

Acquisitions of fixed assets 12.31.07– 6 months	147,076,553	1,664,362	—	148,740,915	—	148,740,915	—

Acquisitions of fixed assets 06.30.07 – 12 months	337,079,369	7,380,884	—	344,460,253	—		344,460,253

Operating assets as of 12.31.07	1,488,217,533	152,697,576	744,852	1,641,659,961	—	1,641,659,961	—

Operating assets as of 06.30.07	1,289,959,675	139,656,913	21,189,223	1,450,805,811	—		1,450,805,811

Non operating assets as of 12.31.07	314,291,114	150,324,525	—	464,615,639	—	464,615,639	—

Non operating assets as of 06.30.07	524,291,349	118,598,921	14,469	642,904,739	—		642,904,739

Total assets as of 12.31.07	1,802,508,647	303,022,101	744,852	2,106,275,600	—	2,106,275,600	—

Total assets as of 06.30.07	1,814,251,024	258,255,834	21,203,692	2,093,710,550	—		2,093,710,550

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6:     (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3 to the unaudited consolidated financial statements. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:     RESTRICTED ASSETS

•

As of June 30, 2007, short-term debt included a debt from Shopping Neuquén S.A. for Ps. 105,754, which was guaranteed by a mortgage over the plot of land acquired for Ps. 3,313,620. As of December 31, 2007 such mortgage was fully cancelled, being still to be subscribed the mortgage cancellation deed.

•

The banking and financial loans accounts include a loan from Banco de la Ciudad de Buenos Aires to our subsidiary Tarshop S.A. for Ps. 4,040,018, which is secured by Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XII, XIV, XVI and XVIII. Additionally, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XXI, XXIII, XXV and XXVI for Ps. 10,058,685 were granted as a pledge to the Standard Bank (formerly Bank Boston N.A.) as guarantee.

•

A pledge was granted to Nuevo Banco Industrial de Azul S.A. over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXXIV and XXXVI in the amount of Ps. 10,000,000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7:     (Continued)

•

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 11).

•	The current investments accounts include BONTE 2006 titles for Ps. 33,750, which are deposited as rental guarantee.

•

The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of December 31, 2007 amounted to Ps. 16,220,059. They are restricted availability credits until settlement in accordance with the respective prospectuses.

NOTE 8:     TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period on the basis of the financial statements issued by the Trusts.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 8:     (Continued)

Our subsidiary Tarshop S.A. agreed to a securitization program for the consumption portfolio aimed at insuring the long-term financing, thus directly having access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 1,040.0 million as of December 31, 2007 of credits receivable originated in the use of its clients´ credit cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps. 886.9 million, TDF Series “B” for Ps. 63.5 million, CP Series “C” for Ps. 89.4 million, and CP Series “D” for Ps. 0.2 million.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina. Tarshop has made cash reserves for losses in the amount of Ps. 17.5 million as credit protection for investors.

NOTE 9:     CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over 15 years, the term of the contract. At closing the amount of Ps. 156,229 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,368,818 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j) to the basic unaudited financial statements.

NOTE 10:     NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project includes the building of a commercial center, a hypermarket and other compatible purposes.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 10:    (Continued)

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which the terms to carry out the commercial and residential venture were agreed and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was ratified by the Municipal Council of Neuquén and the ordinance that was issued was passed by the Municipal Executive on January 12, 2007.

The agreement provides that Shopping Neuquén S.A. shall file a new draft urban project together with an adaptation to the environmental impact study and a subdivision plan of the property within 120 days after executing the agreement. The draft Project should be approved by the Municipality of Neuquén within 30 days after being submitted, and once approved, within 150 days, the Company should submit to the Municipality the respective work plans. Once the work plans have been registered by the Municipality, works shall start not later than 90 days, as from such registration date. The first stage of the work (contemplating the minimum construction of 21,000 square meters for the commercial center and 10,000 square meters for the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

On September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact study. As from such date, Shopping Neuquén S.A. has a 150 days term to submit the architectural project.

NOTE 11:     FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”).The occupation was established for a 10-year period ccounted as from cthe starting cdate and cit is automatically extended for four

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11:    (Continued)

additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The term required to fully repay the unpaid loan amount, or

•	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC, SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

A right in rem of antichresis was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement and by which NAI INTERNACIONAL II, INC. is guaranteed the regular use and exploitation of the “cinema center” including those that imply restrictions on the use or title by Empalme S.A.I.C.F.A. y G. or by third parties, comprise the previously mentioned right in rem.

•

It was formalized the extension granted as from January 1, 2002 to suspend occupation payments due by tenant to landlord and payments towards principal and interest thereon that the landlord makes to the creditor for a six-month period as from the previously mentioned date. As from July 2002, payments for such payments reassumed.

Principal owed as of December 31, 2007 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in the “Customers advances” - Lease and pass-through expenses advances for Ps. 16,916,471 (Note 4.m).

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

	12.31.07 (Notes 1 and 2) Ps.	06.30.07 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	63,737,925	8,720,856
Investments (Schedules D and I)	170,187,257	378,835,391
Accounts receivable (Note 3.b and Schedule I)	56,484,612	50,810,256
Other receivables (Note 3.c and Schedule I)	50,442,544	33,311,338
Inventory (Note 3.d and Schedule F)	697,937	7,223,573

Total Current Assets	341,550,275	478,901,414

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	1,731,791	1,347,324
Other receivables (Note 3.c and Schedule I)	1,154,770	1,065,076
Inventory (Note 3.d and Schedule F)	3,419,900	—
Equity investments (Schedule C)	609,483,603	613,600,127
Investments (Schedules D)	71,065,166	69,548,387
Fixed assets (Schedule A)	653,852,360	602,848,327
Intangible assets (Schedule B)	87,718	593,781

Total Non-Current Assets	1,340,795,308	1,289,003,022

Total Assets	1,682,345,583	1,767,904,436

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	19,696,071	15,954,389
Short-term debt (Note 3.f and Schedule I)	22,605,412	63,214,822
Salaries and social security payable (Note 3.g and
Schedule I)	5,420,996	11,468,359

Taxes payable (Note 3.h and Schedule I)	19,633,314	12,492,267

Customer advances (Note 3.i and Schedule I)	38,899,079	36,765,875
Related parties (Note 5 and Schedule I)	7,142,207	53,987,852
Other liabilities (Note 3.j and Schedule I)	5,850,620	11,046,959

Total Current liabilities	119,247,699	204,930,523

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	—	20,804
Long-term debt (Note 3.f and Schedule I)	675,804,966	672,309,206
Taxes payable (Note 3.h and Schedule I)	28,676,219	27,266,554
Customer advances (Note 3.i and Schedule I)	36,104,641	34,059,159
Other liabilities (Note 3.j and Schedule I)	12,000	65,008

Total debts	740,597,826	733,720,731

Provisions (Note 3.k and Schedule I)	5,623,063	5,345,955

Total Non-Current Liabilities	746,220,889	739,066,686

Total Liabilities	865,468,588	943,997,209

SHAREHOLDERS’ EQUITY (per related statement)	816,876,995	823,907,227

Total Liabilities and Shareholders’ Equity	1,682,345,583	1,767,904,436

The accompanying notes and schedules are an integral part of these unaudited financial statements.

27	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	12.31.07 (Notes 1 and 2) Ps.	12.31.06 (Notes 1 and 2) Ps.
Revenues:
Leases and services	107,933,396	83,840,352
Others	3,722,289	59,912,260

Total revenues	111,655,685	143,752,612

Costs:
Leases and services (Schedule H)	(27,239,761)	(23,840,967)
Other (Schedule F)	(3,555,518)	(61,168,203)

Total costs	(30,795,279)	(85,009,170)

Gross profit :
Leases and services	80,693,635	59,999,385
Other	166,771	(1,255,943)

Gross profit	80,860,406	58,743,442

Selling expenses (Schedule H)	(7,374,899)	(7,123,987)
Administrative expenses (Schedule H)	(13,324,519)	(12,511,195)

Subtotal expenses	(20,699,418)	(19,635,182)

Gain from recognition of inventories at net realizable value	185,160	177,755

Operating income	60,346,148	39,286,015

Net income on equity investments (Note 6)	20,533,204	23,876,134

Financial gain generated by assets
Interest income from related parties (Note 5)	657,587	158,188
Interest income from past-due receivables	1,280,336	1,248,898
Other interest	706,290	1,092,565
Mortgage loans interest (Torres de Abasto)	54,859	104,592
Interest earned from financial collocations	13,125,221	108,415
Exchange differences	6,343,842	(193,053)

Subtotal	22,168,135	2,519,605

Financial loss generated by liabilities:
Interests and exchange differences with related parties (Note 5)	(10,208,623)	(8,859,972)
Financial costs	(20,156,601)	(3,116,668)
Exchange differences	(5,263,515)	110,154
Interests on taxes payable	(282,374)	(116,712)
Other interests	(47)	(19)

Subtotal	(35,911,160)	(11,983,217)

Financial results, net	(13,743,025)	(9,463,612)

Other income and expenses, net (Note 3.l)	3,007,444	(742,030)

Income before taxes	70,143,771	52,956,507

Income tax (Note 9)	(21,452,610)	(12,756,471)

Net income for the period	48,691,161	40,200,036

Net basic earnings per share (Note 8)	0.062	0.051

Net diluted earnings per share (Note 8)	0.025	0.020

The accompanying notes and schedules are an integral part of these unaudited financial statements.

28	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	Appraisal revaluation Reserve (Note 2.18) Ps.	New projects reserve Ps.	Legal reserve (Note 12) Ps.	Accumulated retained earnings Ps.	Total as of December 31, 2007 Ps.	Total as of December 31, 2006 Ps.
Balances as of the beginning of the year	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	64,056,564	823,907,227	806,840,505
Issuance of common stock from Convertible Notes	—	—	—	—	—	—	—	—	—	10,158
Dividends distribution - Shareholders meeting as of 10.31.06	—	—	—	—	—	—	—	—	—	(47,000,000)
Dividends distribution - Shareholders meeting as of 10.25.07	—	—	—	—	—	—	—	(55,721,393)	(55,721,393)	—
Legal reserve - Shareholders meeting as of 10.25.07	—	—	—	—	—	—	3,202,828	(3,202,828)	—	—
New projects reserve - Shareholders meeting as of 10.25.07	—	—	—	—	—	5,132,343	—	(5,132,343)	—	—
Net income for the period	—	—	—	—	—	—	—	48,691,161	48,691,161	40,200,036

Balances as of 12.31.07	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	62,508,872	16,092,018	48,691,161	816,876,995	—

Balances as of 12.31.06	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	40,200,036	—	800,050,699

The accompanying notes and schedules are an integral part of these unaudited financial statements.

29	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	12.31.07 (Notes 1 and 2) Ps.	12.31.06 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	387,556,247	22,212,671
Cash and cash equivalents at the end of the period	228,567,052	8,183,417

Decrease in cash and cash equivalents	(158,989,195)	(14,029,254)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	48,691,161	40,200,036
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	2,072,900	(863,549)
• Depreciation of fixed assets	19,728,605	18,005,560
• Amortization of intangible assets	506,063	746,734
• Provision for contingencies	806,031	857,828
• Charge (recovery) for doubtful recoverable expenses	125,121	(20,153)
• Net carrying value of decreases in fixed assets	100,937	—
• Provisions for Directors’ fees	3,651,735	3,188,639
• Net income on equity investments	(20,533,204)	(23,876,134)
• Gain from recognition of inventories at net realizable value	(185,160)	(177,755)
• Charge of allowance for doubtful accounts	2,223,972	1,348,723
• Income tax	21,452,610	12,756,471
Changes in operating assets and liabilities:
• Increase in accounts receivable	(8,282,795)	(11,251,157)
• Increase in other receivables	(6,823,357)	(10,313,052)
• Increase in inventory	(109,937)	(26,738)
• Increase in trade accounts payable	3,039,298	4,893,936
• Increase in customer advances	6,874,366	5,070,233
• Decrease in salaries and social security payable	(6,047,363)	(2,742,140)
• Decrease in taxes payable	(12,901,898)	(5,225,243)
• Decrease in other liabilities	(8,901,082)	(6,194,013)
• Decrease in provisions	(528,923)	(101,035)
• Decrease in related parties	593,644	1,406,382
• (Decrease) Increase in accrued interest	(457,522)	2,291,535

Net cash provided by operating activities	45,095,202	29,975,108

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of investments	(5,358,130)	(1,184,789)
• Acquisitions of land reserves	(54,464)	—
• Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	3,760,216	—
• Acquisition of fixed assets	(70,833,575)	(18,576,325)
• Advances for shares purchase	(757,761)	—
• Proceeds for the liquidation of Inversora del Puerto	16,011	—
• Irrevocable contributions in related parties	(40,587,125)	(66,000)
• Payments from purchased companies (Comercializadora Los Altos S.A.)	(3,264,453)	—
• Proceeds for sale of shares (E-commerce Latina S.A.)	3,145,695	—
• Collection of receivables from related parties	250,000	3,239,941
• Loans granted to related parties	(10,000,000)	(8,975,000)
• Guarantee deposit for construction and purchase of garages	—	(4,902,400)
• Sale of other investments	—	59,912,260
• Payments from purchased companies (Empalme S.A.I.C.F.A. y G.)	—	(11,666,000)
• Payments from purchased companies (Paramerican Mall S.A.)	—	(158,296,260)
• Cash from guarantee deposit	—	9,111,000
• Dividends collected	20,761,291	4,339,312

Net cash used in investing activities	(102,922,295)	(127,064,261)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing Mendoza Plaza Shopping S.A.	—	(5,483,731)
• Payment of seller financing (Empalme S.A.I.C.F.A. y G.)	(5,958,400)	—
• Related parties loans	—	17,915,000
• Payment of loans	—	(21,758,000)
• (Decrease) Increase in overdrafts	(39,482,309)	139,386,630
• Payment of dividends	(55,721,393)	(47,000,000)

Net cash (used in) provided by financing activities	(101,162,102)	83,059,899

Net decrease in cash and cash equivalents	(158,989,195)	(14,029,254)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

30	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	12.31.07 Ps.	12.31.06 Ps.
Additional information
- Interest paid	34,867,607	9,639,675
- Income tax paid	7,922,624	—
Non-cash activities:
- Transference of non-current investments to inventory	—	59,912,260
- Offsetting of related parties accounts payable and receivable	1,526,798	4,385,295
- Increase in related parties accounts receivable through a decrease in equity investments	7,133,278	—
- Transference of inventory to non-current investments	705,153	—
- Decrease in liabilities due to related parties through a decrease in equity investments	46,581,653	22,000,000
- Increase in financial bank loans through a decrease in provisions	—	2,569,303
- Increase in expenses from the issuance of Notes through an increase in accounts payable	681,580	—
- Conversion of unsecured convertible Notes into ordinary shares	—	10,158

31	Saúl Zang
Vice-president I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

(expressed in Argentine Pesos)

NOTE  1:     PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial statements corresponding to the six-month periods ended December 31, 2007 and 2006 have not been audited. The Company’s Management considers they include all necessary adjustments to fairly present the results of each period.

Results for the six-month periods ended December 31, 2007 and 2006 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main effect generated by the application of these new standards on these unaudited financial statements is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of December 31, 2007 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 89.5 million, approximately, which should be charged to results of previous years for Ps. 92.4 million (loss) and to results of the year for Ps. 2.9 million (gain).

(ii)	a decrease in assets for equity investments of Ps. 37.2 million, approximately, arising from applying such criteria to subsidiary companies, which should be charged to the results of previous years for Ps. 38.8 million (loss) and to results of the year for Ps. 1.6 million (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 1:    (Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount (in million of Pesos)	Amount arising from equity investments (in million of Pesos)
No fixed term	21.0	6.4
2007	3.9	3.5
2008	3.9	3.5
2009	3.9	3.5
2010	3.9	3.5
2011	3.9	3.5
In greater than 2012	49.0	13.3

	89.5	37.2

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the six-month period ended December 31, 2006 have been reclassified for the purpose of comparison with the figures of the current period.

NOTE 2:     MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  2:     (Continued)

30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the period. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  2:     (Continued)

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds and Government bonds have been valued at quotation value in force at year / period end.

Time deposits have been valued at its face value plus accrued interest at the end of the period.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares and the goodwill resulting from the various acquistions of companies. See the breakdown of non-current investments in Schedule C.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  2:     (Continued)

The acquisitions of companies were booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value. In such sense, the Company identified assets and liabilities acquired, including intangibles assets such as: lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements) and the intangible value of customer relations. This identification process and the respective determination of current values requires complex judgments and significant estimates.

The Company used the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plot of land and building acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceed the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

5.3.	Land reserve

Land to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

Land and its improvements are transferred to inventories or fixed assets at the time the building of the commercial centre begins, when its marketing is decided.

The values thus obtained do not exceed their respective recoverable values estimated at each period closing.

See the breakdown of investments in land reserve in Schedule D.

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  2:     (Continued)

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income, are valued at net realization value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

Units under construction

The Company has the right to receive units to be constructed with respect to the barter subscribed with “Condominios del Alto S.A.” on October 11, 2007. This receivable has been valued in accordance with the accounting measurement rules of inventories to receive and is disclosed in “Inventory”.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period / year end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  2:     (Continued)

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at period / year end.

9.	Goodwill

This item represents the difference between the purchase price and the current value (determined as described in Note 2.5.1) of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A. is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares in Empalme S.A.I.C.F.A. y G., is amortized over a sixteen-year term.

Amortization is shown in “Net income on equity investments” in the Statements of Income. (Note 6).

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each period end.

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are exposed by its representative value at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  2:     (Continued)

14.	Other receivables and liabilities

Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at each period / year end, when applicable.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•	For impairment of assets: The Company analyzes the recoverability of its assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In such cases, for the Shopping Centers, the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements.

•

For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the six-month period ended December 31, 2007 and the year ended June 30, 2007 are detailed in Schedule E.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  2:     (Continued)

17.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 9.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

18.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historial nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

19.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

20.	Advertising expenses

The Company expenses advertising and promotion costs as they are incurred.

21.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  3:     BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	12.31.07 Ps.	06.30.07 Ps.
Cash in local currency	157,185	176,434
Cash in foreign currency (Schedule G)	5,912	5
Banks in local currency	1,431,783	1,450,421
Banks in foreign currency (Schedule G)	62,143,045	7,093,996

Total Cash and Banks	63,737,925	8,720,856

b) Accounts receivable:

	12.31.07 Ps.	06.30.07 Ps.
Current
Checks to be deposited	26,693,343	18,207,870
Leases and services receivable	25,726,974	22,623,631
Debtors under legal proceedings	15,812,983	15,368,557
Pass-through expenses receivable	8,679,038	7,924,898
Notes receivable (Schedule G)	2,314,824	1,636,749
Mortgage receivable Torres Abasto	376,756	467,108
Credit card receivable	13	13
Receivable from the sale of Alcorta Plaza´s land (i) (Schedule G)	—	6,008,654
Less:
Allowance for doubtful accounts (Schedule E)	(23,119,319)	(21,427,224)

Total	56,484,612	50,810,256

Non-current
Notes receivable (Schedule G)	1,394,306	897,393
Mortgage receivable Torres Abasto	323,382	413,658
Leases and services receivable	14,103	36,273

Total	1,731,791	1,347,324

Total accounts receivable	58,216,403	52,157,580

(i)	Corresponds to the sale of the Alcorta Plaza´s land. During December 2007, the last installment of USD 1.925 million was collected, plus interests.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE  3:     (Continued)

c)	Other receivables:

	12.31.07 Ps.	06.30.07 Ps.
Current
Related parties (Note 5)	30,645,452	18,204,138
Prepaid expenses	9,360,658	9,422,470
Dividends receivable (Note 5)	7,133,278	1,073,600
Prepaid services	1,087,214	1,350,302
Other tax credits	872,757	1,065,277
Prepaid gross revenue tax	694,725	662,987
Other tax credits – Gross revenue tax	362,025	1,158,026
Guarantee deposits (i)	175,497	158,716
Other prepaid tax	—	147,874
Others	110,938	67,948

Total	50,442,544	33,311,338

	12.31.07 Ps.	06.30.07 Ps.
Non-current
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenue tax	921,595	835,470
Guarantee deposits	233,175	229,606

Total	1,154,770	1,065,076

Total other receivables	51,597,314	34,376,414

(i)	Includes deposits which are restricted (see Note 7).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:     (Continued)

d)	Inventory:

	12.31.07 Ps.	06.30.07 Ps.
Current
Torres de Abasto (ii)	368,096	621,628
Re-sale merchandise	329,841	263,992
Torres de Rosario (i)	—	6,337,953

Total	697,937	7,223,573

	12.31.07 Ps.	06.30.07 Ps.
Non-current
Units under construction (Note 21) (Schedule G)	3,419,900	—

Total	3,419,900	—

Total Inventory	4,117,837	7,223,573

(i)	On December 9, 2005 a preliminary sale contract between Alto Palermo S.A. and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. As of December 31, 2007, due to contractual breaches of Villa Hermosa S.A., the Company decided to rescind this transaction and the land was reclasified to Investments. See Schedule D.

(ii)	It is disclosed net of the allowance for impairment of Ps. 51,662 as of December 31, 2007 and Ps. 104,402 as of June 30, 2007. (See Schedule E).

e)	Trade accounts payable:

	12.31.07 Ps.	06.30.07 Ps.
Current
Accruals	12,299,858	13,126,804
Suppliers	6,818,970	1,763,212
Foreign suppliers (Schedule G)	535,845	1,009,975
Others	41,398	54,398

Total	19,696,071	15,954,389

Non-current
Foreign suppliers (Schedule G)	—	20,804

Total	—	20,804

Total trade accounts payable	19,696,071	15,975,193

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:     (Continued)

f)	Short-term and long-term debt:

	12.31.07 Ps.	06.30.07 Ps.
Short-term debt
- Banks
Overdrafts	—	39,482,309

Subtotal	—	39,482,309

- Financial
Seller financing – Empalme S.A.I.C.F.A. y G (ii) (Schedule G)	11,966,200	11,753,400
Accrued interest for Unsecured Convertible Notes (i) (Note 5 and Schedule G)	6,722,994	6,483,373
Accrued interest of US Notes and Argentine peso-linked Notes (Schedule G) (iii)	4,944,573	6,412,646
Seller financing Empalme-S.A.I.C.F.A. y G (ii) (Schedule G) – Interest payable	5,983	8,815
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,125,116)	(1,016,499)
Others	90,778	90,778

Subtotal	22,605,412	23,732,513

Total	22,605,412	63,214,822

Long-term debt
- Financial
US Notes and Argentine peso-linked Notes (Schedule G) (iii)	531,900,000	525,180,000
Unsecured Convertible Notes (i) (Note 5 and Schedule G)	148,720,764	146,076,000
Seller financing – Empalme S.A.I.C.F.A. y G. (ii) (Schedule G)	—	5,876,700
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,815,798)	(4,823,494)

Total	675,804,966	672,309,206

Total short-term and long-term debt	698,410,378	735,524,028

(i)	See Note 11.

(ii)	Represent the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrues 6% nominal annual interest, payable in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On December 22, 2007 the second principal installment was cancelled. (See Note 14).

(iii)	See Note 19.

g)	Salaries and social security payable:

	12.31.07 Ps.	06.30.07 Ps.
Provision for annual complementary salary, vacation and bonuses	4,077,234	10,092,703
Social security payable	1,209,538	1,161,802
Payroll	3,377	2,250
Others	130,847	211,604

Total salaries and social security payable	5,420,996	11,468,359

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:     (Continued)

h)	Taxes payable:

	12.31.07 Ps.	06.30.07 Ps.
Current
Income tax	11,877,046	7,718,643
Value Added Tax (VAT) payable, net	4,046,633	3,238,398
Gross revenue tax withholdings	973,172	333,588
Tax amnesty plan for gross revenue tax payable	648,984	181,761
Gross revenue tax provision	642,006	156,746
Income tax withholdings	597,940	350,129
Provision for tax on personal assets of shareholders	549,879	274,939
Gross revenue tax accrued (not claimable)	—	176,714
Other taxes payable	297,654	61,349

Total	19,633,314	12,492,267

Non-current
Deferred income tax (Note 9)	27,290,256	25,783,413
Tax amnesty plan for gross revenue tax payable	1,385,963	1,483,141

Total	28,676,219	27,266,554

Total taxes payable	48,309,533	39,758,821

i) Customer advances:

	12.31.07 Ps.	06.30.07 Ps.
Current
Admission rights	19,849,274	18,942,490
Lease and services advances (i)	10,304,778	7,909,830
Customer advances	7,985,327	6,524,192
Advance for the sale of Rosario land (Schedule G) (ii)	—	2,510,520
Guarantee deposits	759,700	878,843

Total	38,899,079	36,765,875

	12.31.07 Ps.	06.30.07 Ps.
Non-current
Admission rights	26,331,295	23,870,559
Lease and services advances (i)	9,773,346	10,188,600

Total	36,104,641	34,059,159

Total customer advances	75,003,720	70,825,034

(i)	The balance of lease and services advances includes Ps. 0.9 million and Ps. 3.6 million current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month LIBOR plus 2-2.25%. As of December 31, 2007 the six-month LIBOR was 4.59%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

(ii)	As of June 30, 2007 corresponded to an advance payment of Euros 600,000 received from Villa Hermosa S.A. (see Note 3.d (i)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:     (Continued)

j)	Other liabilities:

	12.31.07 Ps.	06.30.07 Ps.
Current
Provision for directors’ fees (Note 5)	3,751,035	7,235,001
Advances to directors (Note 5)	(99,300)	(171,644)
Donations payable (Note 5)	1,553,470	2,963,470
Withholdings and guarantee deposits	255,647	220,265
Contributed leasehold improvements (i)	159,165	212,222
Other	230,603	587,645

Total	5,850,620	11,046,959

Non-current
Contributed leasehold improvements (i)	—	53,008
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	12,000	65,008

Total Other liabilities	5,862,620	11,111,967

(i)	Contributed leasehold improvements relate to improvements made by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed assets based on construction costs incurred with a corresponding liability. Revenues are charged to income over the term of lease. Such accrued revenues were not significant during the six-month period ended December 31, 2007 and the year ended June 30, 2007.

k)	Provisions:

	12.31.07 Ps.	06.30.07 Ps.
Non Current
Provision for contingencies (i) (Schedule E)	5,623,063	5,345,955

Total provisions	5,623,063	5,345,955

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these contingencies.

l)	Other income and expenses, net:

	12.31.07 Ps.	12.31.06 Ps.
Recovery of other receivables doubtful accounts	3,462,244	20,153
Recovery of allowancies	439,340	184,273
Tax on personal assets of shareholders (Note 5)	(274,939)	(268,494)
Provision for contingencies	—	(840,855)
Loss on sale of fixed assets	(3,816)	—
Other taxes	(548,352)	—
Donations	(62,478)	—
Others	(4,555)	162,893

Total other income and expenses, net	3,007,444	(742,030)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 4:     COMMON STOCK

As of December 31, 2007, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value Ps.	Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 11.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5:     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			12.31.2007 Ps.	12.31.2006 Ps.	12.31.2007 Ps.	06.30.2007 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,996,761)	(1,293,931)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	2,606,238	2,842,355
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,518,007)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(99,943,787)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(6,824,183)	(4,170,443)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(2,343,938)	219,446	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	2,102,886	(27,386)	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,202,532)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(48,722,688)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(3,326,543)	(2,033,095)	—	—
Other shareholders	Shareholder	Other expenses, net	(274,939)	(268,494)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES					—
Tarshop S.A.	Subsidiary	Leases	605,350	277,529	—	—
Tarshop S.A.	Subsidiary	Interest income	297,260	76,332	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	10,805,560	203,716
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	(706,599)	(28,440)
Tarshop S.A.	Subsidiary	Shared services - Salaries and bonuses	(164,385)	—	—	—
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	1,077,030	827,227
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(82,962)	(1,192,649)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	881,434	648,786
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(135,710)	(148,437)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	72,000	72,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	—	(8,960)	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables – Dividends to collect	—	—	509,960	1,073,600
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	164	—	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	60,000	60,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	722,855	510,222
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(8,777)	—
Fibesa S.A.	Subsidiary	Interest income	36,132	11,583	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	75,209	54,849
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees - Leases and services	3,000	3,000	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	162,014	83,099
Panamerican Mall S.A.	Subsidiary	Interest income	35,507	—	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary (from 10.01.07)	Other current receivables	—	—	3,024,733	3,136,688
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary (from 10.01.07)	Current payable with related parties	—	—	(2,099)	(2,099)
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary (from 10.01.07)	Administration fees – Leases and services	21,000	21,000	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary (from 10.01.07)	Interest income	—	61,916	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	3,782,880	3,382,925
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables – Dividends to collect	—	—	6,623,318	—
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(57,292)	(2,645,209)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(2,245,039)	(49,964,577)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5:     (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			12.31.2007 Ps.	12.31.2006 Ps.	12.31.2007 Ps.	06.30.2007 Ps.
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	34,158	24,396
Empalme S.A.I.C.F.A. y G.	Subsidiary	Other current receivables	—	—	4,176,086	3,910,297
Empalme S.A.I.C.F.A. y G.	Subsidiary	Interest income	250,844	8,357	—	—
Inversora del Puerto S.A. (1)	Subsidiary	Current payable with related parties	—	—	—	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,392,494	1,883,507
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,135,565)	(917,736)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(1,074,295)	828,839	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	1,478	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(424,197)	—	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(270,000)	(104,863)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(387,126)	(234,605)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4,805	2,578
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	1,460	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(10,706)	(3,123)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,106
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(390,864)	(188,520)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(765,824)	(732,992)	—	—
Director´s Fees	Directors	Other current receivables	—	—	10,179	5,450
Directors	Directors	Short-term debt	—	—	(1,424)	(1,373)
Directors	Directors	Long-term debt	—	—	(31,490)	(30,930)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(3,707)	(2,265)	—	—
Directors	Directors	Directors fees	(4,058,879)	(3,518,292)	—	—
Directors and management	Directors	Other current liabilities	—	—	(3,651,735)	(7,063,357)
Loans to the personnel	Personnel	Other current receivables	—	—	593,056	549,409
Loans to the personnel	Personnel	Current payable with related parties	—	—	—	(4,447)
Loans to the personnel	Personnel	Interest income	37,844	—	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,553,470)	(1,500,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	328	322
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	176,649	57,138
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(1,031)	(995)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,799)	(22,394)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	—	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(366)
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	8,287	5,301
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	—	(64)
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,828	1,059
Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,822	70,756
Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(37,830)	(33,600)
Canteras Natal del Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	952
Falabella Argentina S.A.	Shareholder of Mendoza Plaza Shopping S.A.	Other current receivables	—	—	7,500	—
Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(6,094)	—
Rummalá	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	809	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	97,498	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(113,201)	—

(1)	On September 28, 2007 the company has been liquidated.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6:    NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	12.31.07 Ps.	12.31.06 Ps.
Income on equity investments	22,222,949	25,109,488
Amortization of goodwill and higher investment values	(1,689,745)	(1,233,354)

Total	20,533,204	23,876,134

NOTE 7:    RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	As of December 31, 2007, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 55,683 concerning the case “Saavedra Walter Ricardo with Alto Palermo S.A. and others about dismissal”.

ii)	Ps. 52,972 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

iii)	Ps. 50,600 concerning the case “Lopez Armando Francisco with Alto Palermo S.A.”.

b)

As regards the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: Appeal”, Case file No.25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2007 amounts to Ps. 36.7 million (disclosed in the “Non-current investments”). (See Schedule D).

c)	As of December 31, 2007 there is Ps. 33.5 million in the Equity investment account related to the shares of Empalme S.A.I.C.F.A. y G., which have been pledged. (See Schedule C).

NOTE 8:    EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	12.31.07	12.31.06
Weighted-average outstanding shares	782,064,214	782,049,860
Weighted-average diluted ordinary shares	2,242,824,213	2,239,503,903

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 8:    (Continued)

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	12.31.07 Ps.	12.31.06 Ps.
Net income for calculation of basic earnings per share	48,691,161	40,200,036
Interest – Unsecured Convertible Notes	7,509,151	7,339,286
Exchange difference	2,644,764	(1,133,470)
Income tax	(3,553,870)	(2,172,036)

Net income for calculation of diluted earnings per share	55,291,206	44,233,816

Net basic earnings per share	0.062	0.051
Net diluted earnings per share	0.025	0.020

NOTE 9:    DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Cash and banks	261,837	(410,539)	(148,702)
Accounts receivable	1,978,526	627,744	2,606,270
Other receivables	1,338,664	(2,391,406)	(1,052,742)
Inventories	(2,200,251)	1,257,696	(942,555)
Fixed assets	(9,745,535)	1,349,733	(8,395,802)
Intangible assets	(138,958)	138,958	—
Investments	(17,759,181)	(2,734,107)	(20,493,288)
Short-term and long-term debt	(2,043,999)	(35,321)	(2,079,320)
Tax payable	61,850	(61,850)	—
Social security payable	—	489,244	489,244
Other liabilities	1,037,215	(493,500)	543,715
Provisions	1,346,084	96,989	1,443,073
Tax loss carryforwards	80,335	659,516	739,851

Total net deferred tax liabilities	(25,783,413)	(1,506,843)	(27,290,256)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9:    (Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	12.31.07 Ps.	12.31.06 Ps.
Net income for the period (before income tax)	70,143,771	52,956,507
Current income tax rate	35%	35%

Income for the period at the tax rate	24,550,320	18,534,777
Permanent differences at the tax rate:
-Restatement into constant currency (2)	6,187,816	5,299,190
-Balance arising from year 2006 tax return	—	(241,505)
-Amortization of intangible assets	4,073	4,073
-Donations	500,794	38,668
-Results on equity investments	(9,953,166)	(10,468,020)
-Others	162,773	(410,712)

Total income tax charge for the period	(1) 21,452,610	12,756,471

(1)	Includes Ps. 1,506,843 related to deferred tax, Ps. 19,945,767 related to current income tax.

(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 10:     COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. by which this company granted an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3.0 million as expressly established in the agreement.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 11:    ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of December 31, 2007 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.77 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

As of December 31, 2007 Unsecured Convertible Notes amounted to USD 47.23 million.

NOTE 12:    RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ended on June 30, 2008 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13:    DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6.3 million.

The Company has an insurance coverage against all risks and civil responsability to cover this type of disaster. During the present period part of the insurance liquidation process related with the first of the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 8.4 million. As of the issuance date of these unaudited financial statements, the final insurance liquidation process related to the insurance coverage against civil responsibility is pending. The amount of Ps. 0.3 million related to this item has been collected as early payment.

NOTE 14:    ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961,151. The company was included in APSA’s financial statements as from December 31, 2006. As of December 31, 2007, APSA and SAPSA have paid USD 8,000,000 and the amount related to the adjustment after the closing date, remaining two installments of USD 2,000,000 due in June and December 2008, respectively. Such installments accrue interest at a 6% nominal annual rate. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. With each installments cancellation, the encumbrance will be gradually lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 15:	SALE OF E-COMMERCE LATINA S.A. SHARES AND PURCHASE OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.´S CONTINUING COMPANY) SHARES

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired to E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) for Ps. 3.3 million and Ps. 0.4 million, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3.2 million and Ps. 0.3 million, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company). On December 21, 2007 the unpaid balance was cancelled.

NOTE 16:	ACQUISITION OF THE BUILDING KNOWN AS EX ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, Alto Palermo S.A. participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company will be assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2,513 (Argentine pesos two thousand five hundred and thirteen) every 47 months. As of the filing date of these financial statements, the concession is at the 190 month, with a current monthly fee of Ps. 12,565 (Argentine pesos twelve thousand, five hundred and sixty five) while the next increase is scheduled for the 235 month.

The offer made by the Company to purchase such property was Ps. 32.5 million, payable as follows: 30%, or Ps. 9.7 million upon being awarded and the remaining balance of Ps. 22.7 million upon signing the ownership title deed.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 16:     (Continued)

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22.7 million was cancelled. The Company has recorded this transaction as an addition in Fixed Assets.

On January 24, 2008 we received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 by which the Company is requested to report and deliver the pertinent documentation on the matter related to such operation.

NOTE 17:    NEW COMMERCIAL DEVELOPMENT

During December 2006, Alto Palermo S.A. (APSA) subscribed a series of agreements to build, commercialize and manage a new commercial property that is being developed in the Saavedra neighbourhood, Autonomous City of Buenos Aires, by Panamerican Mall S.A. (PAMSA), a company organized at the end of the year 2006 in which APSA holds an 80% equity interest.

As regards this new venture, Alto Palermo S.A. made capital contributions to PAMSA for Ps. 158.3 million and sold to this company a plot of land facing the Posta, Pico and Arias streets (previously acquired from Philips Argentina S.A.) for the amount of Ps. 59.9 million. Likewise, APSA has pledged to make future capital contribution to PAMSA for up to a maximum amount of USD 37.8 million, aiming at completing the works and securing the startup and exploitation of the commercial center, which have been partially integrated at the issuance date of these unaudited financial statements.

The other PAMSA’s shareholder is Centro Comercial Panamericano S.A. (CCP), which holds the remaining 20% of the capital stock. This company made capital contributions to PAMSA for Ps. 24.6 million and sold to PAMSA the plot of land facing the Melian, Vedia and Arias streets (adjacent to the plot sold by APSA) for a total amount of Ps. 61.5 million and pledged to make capital contributions to complete the works and the startup of the

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 17:     (Continued)

commercial center up to a maximum amount of USD 9.4 million. These capital contributions have been parcially integrated at the issuance date of these unaudited financial statements.

During the period ended December 31, 2007, both APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 40.2 million and Ps. 9.0 million, respectively.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and/or apartment building and represents one of the most important ventures to be started by the Company.

NOTE 18:    COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 18:     (Continued)

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of December 31, 2007 the Company’s contributions amount to Ps. 1,876,327.

NOTE 19.    ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2007 the first interest installment was cancelled by an amount of USD 4.73 million. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On December 11, 2007 the first interest installment was cancelled by an amount of Ps. 9.9 million.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 millon (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

NOTE 20.    EXERCISE OF OPTION

During August 2007, the Company exercised an option for subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anti-Trust Commission, among other, which to the date of issuance of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, the Company will make a total investment of USD 24.4 million.

This option has been accounted for in Non-Current Investment (Schedule D).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 21:    BARTER TRANSACTION AGREEMENT

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The credit in kind arising from this transaction is shown in the inventories account.

As a complementary consideration in favor of the Company, Condominios del Alto S.A. will pay to the Company USD 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot G in the amount of USD 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1.6 million, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 0.8 million.

The Company also granted Condominios an acquisition option through barter of plot 2h, close to the transferred one, for a 90 working days term starting as from the time in which the municipal building permit is obtained in favor of Condominios, this building to be constructed on plot 2g.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) Twenty nine (29) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Twenty nine (29) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

The parties have determined the value of each undertaking in the amount of USD 2.1 million.

NOTE 22:     ACQUISITION OF A COMMERCIAL CENTER GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 22:     (Continued)

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. This transaction was recorded subsequent to December 31, 2007.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the six-month period beginning on July 1, 2007 and ended December 31, 2007 compared with the year ended June 30, 2007

Schedule A

Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the period	Depreciation						Net carrying value as of December 31, 2007 Ps.	Net carrying value as of June 30, 2007 Ps.
						Accumulated as of beginnig of year	Rate %		For the period		Accumulated as of end of the period Ps.
									Amount Ps.	Decreases Ps.
Properties:
Shopping centers:
- Abasto	252,589,339	349,140	—	685,527	253,624,006	71,663,614	(	*)	3,962,380	—	75,625,994	177,998,012	180,925,725
- Alto Avellaneda	173,510,623	11,949	—	418,459	173,941,031	88,325,782	(	*)	4,670,834	—	92,996,616	80,944,415	85,184,841
- Paseo Alcorta	106,571,231	—	—	243,106	106,814,337	47,716,190	(	*)	2,024,781	—	49,740,971	57,073,366	58,855,041
- Patio Bullrich	160,093,133	670,089	—	874,584	161,637,806	57,614,534	(	*)	3,458,530	—	61,073,064	100,564,742	102,478,599
- Alto NOA	43,307,958	—	—	—	43,307,958	16,267,694	(	*)	1,036,920	—	17,304,614	26,003,344	27,040,264
- Alto Rosario	91,494,342	313,816	—	11,740	91,819,898	5,808,960	(	*)	1,341,243	—	7,150,203	84,669,695	85,685,382
Other real estate	9,770,088	23,100,033	—	9,835,170	42,705,291	910,209	(	*)	672,697	—	1,582,906	41,122,385	8,859,879
Leasehold improvements	4,313,700	400,000	—	—	4,713,700	3,642,749	(	*)	201,376	—	3,844,125	869,575	670,951
Facilities	12,610,342	693,358	—	125,961	13,429,661	3,248,030	10		590,454	—	3,838,484	9,591,177	9,362,312
Furniture and fixtures	11,310,058	969,357	—	318,304	12,597,719	6,919,522	10		721,121	—	7,640,643	4,957,076	4,390,536
Vehicles	205,933	—	—	—	205,933	155,451	33		12,620	—	168,071	37,862	50,482
Computer equipment	14,301,174	288,336	—	—	14,589,510	12,506,657	33		594,463	—	13,101,120	1,488,390	1,794,517
Software	6,213,071	179,739	—	—	6,392,810	4,745,287	20		441,186	—	5,186,473	1,206,337	1,467,784
Advances for the purchase of fixed assets (2)	24,994,237	27,279,002	—	(16,894,002)	35,379,237	—			—	—	—	35,379,237	24,994,237
Work in progress:
- Rosario	40,532	6,650	—	(40,532)	6,650	—			—	—	—	6,650	40,532
- Patio Bullrich	657,915	1,040,759	—	430,505	2,129,179	—			—	—	—	2,129,179	657,915
- Alcorta	5,576,589	7,453,152	(94,426)	(119,199)	12,816,116	—			—	—	—	12,816,116	5,576,589
- Abasto	333,503	86,168	(4,011)	(322,492)	93,168	—			—	—	—	93,168	333,503
- Avellaneda	4,479,238	7,604,157	(2,500)	4,432,869	16,513,764	—			—	—	—	16,513,764	4,479,238
- Alto NOA	—	78,725	—	—	78,725	—			—	—	—	78,725	—
- Software	—	309,145	—	—	309,145	—			—	—	—	309,145	—

Total as of December 31, 2007	922,373,006	70,833,575	(100,937)	—	993,105,644	319,524,679	—		19,728,605	—	339,253,284	653,852,360	—

Total as of June 30, 2007	873,185,478	49,543,696	(356,168)	—	922,373,006	282,875,532	—		36,958,673	(309,526)	319,524,679	—	602,848,327

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.

(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 167,916 which is expensed.

(2)	Includes Ps. 11.1 million for the agreement executed to build and purchase the garages at cost and Ps. 25 million for advance payment for the partial acquisition of Soleil Factory´s goodwill.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the six-month period beginning on July 1, 2007 and ended December 31, 2007 compared with the year ended June 30, 2007

Schedule B

	Original values			Amortizations					Net carrying value as of December 31, 2007	Net carrying value as of June 30, 2007
	Value as of beginning of year Ps.	Decreases Ps.	Value as of end of period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	Rate %	For the period	Accumulated as of end of the period Ps.
							Amount Ps. (1)
Trademarks	494,546	—	494,546	382,107	—	10	24,721	406,828	87,718	112,439
Pre-operatives expenses:
Rosario	4,332,072	—	4,332,072	3,850,730	—	33.33	481,342	4,332,072	—	481,342

Total as of December 31, 2007	4,826,618	—	4,826,618	4,232,837	—	—	506,063	4,738,900	87,718	—

Total as of June 30, 2007	5,777,954	(951,336)	4,826,618	3,690,707	(951,336)	—	1,493,466	4,232,837	—	593,781

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

For the six-month period beginning on July 1, 2007 and ended December 31, 2007 compared with the year ended June 30, 2007

Schedule C

						Issuer’s information
						Last financial statement issued
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 12.31.2007 Ps.	Value recorded as of 06.30.2007 Ps.	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Shareholders’ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	73,878,173	70,418,136	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén – Mendoza	12.31.07	28,256,870	4,051,572	99,841,344	85.40
Mendoza Plaza Shopping S.A.-Higher investment value			4,877,230	5,000,185
Tarshop S.A. – Equity value	1	7,557,775	42,498,958	38,278,071	Credit card	Suipacha 664- 7° Floor- C.A.B.A.	12.31.07	9,447,219	5,276,107	53,123,697	80
Tarshop S.A. – Goodwill			121,127	242,254
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	15,587,125	14,991,825	Building, maintenance, operation and exploitation under a regime		12.31.07
Emprendimiento Recoleta S.A. – Goodwill			(448,315)	(485,675)	of use of assets of a section of Recoleta Cultural Center	Av. Pueyrredón 2501 – C.A.B.A.		25,054,000	2,058,899	29,034,956	53.684
Shopping Neuquén S.A. - Equity value		2,081,706	6,119,313	887,769	Development of	Rivadavia 86 3º Floor Of. 9-	12.31.07
Shopping Neuquén S.A. - Higher investment value	1		7,007,790	7,007,790	Undertakings	Neuquén		6,374,602	(98,126)	6,728,319	94.623
Shopping Neuquén S.A. - Irrevocable contributions			510,000	5,459,112
Inversora del Puerto S.A.- Equity value (3)	—	—	—	134,585	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	12.31.07	—	—	—	—
Shopping Alto Palermo S.A -Equity value	1	165,829,132	180,717,917	237,325,718	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.	12.31.07	165,829,124	11,597,169	180,717,918	99.9999
E-Commerce Latina S.A. - Equity value (4)	—	—	—	1,767,778	Holding	Florida 537 – 18º Floor C.A.B.A.	12.31.07	—	—	—	—
Fibesa S.A. – Equity value	0.00000001	999,900	4,188,829	5,452,019				0,01	3,424,373	4,189,246	99.9999
Fibesa S.A. – Goodwill			5,475,360	6,502,016	Agent	Moreno 877 22º Floor – C.A.B.A.	12.31.07
Empalme S.A.I.C.F.A. y G - Equity value (2)	1	7,860,300	33,533,465	32,648,534				8,274,000	931,506	35,298,384	95
Empalme S.A.I.C.F.A. y G – Goodwill			(9,534,188)	(9,835,585)	Real estate investments	José A de Goyechea 2851 – Altos de San Martín - Córdoba	12.31.07
Empalme S.A.I.C.F.A. y G – Higher investment value			23,970,613	24,728,377
Panamerican Mall – Equity value	1	98,384,000	185,692,494	147,141,160	Real estate Investments and developments	Moreno 877 – 22° Floor – C.A.B.A.	12.31.07	122,980,000	(2,069,739)	232,115,617	80
Panamerican Mall – Higher investment value			33,666,140	25,499,088
Conil S.A. – Equity value	1	6,000	198,114	201,248	Real estate investments	Lavalle 1290 7° Floor Of. 301 – C.A.B.A.	12.31.07	12,000	(6,270)	396,227	50
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) – Equity value (1)	1	1,517,158	1,423,458	235,722	Management of business on our own and third-parties real state and other assets, and activities and services related to he electronic commerce (1)	Florida 537 – 18° Floor – C.A.B.A.	12.31.07	1,685,732	866,888	5,041,819	90

Total			609,483,603	613,600,127

(1)	On January 6, 2007, the shareholders of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) decided to extend the activities and services related to e-commerce carried out until such date, adding business management on real and personal property.

(2)	See Note 7.c).

(3)	On September 28, 2007 this company was liquidated.

(4)	On November 6, 2007, total shareholding was sold to IRSA Inversiones y Representaciones S.A. and Patagonian Investment S.A.

ALTO PALERMO S.A. (APSA)

Other Investments

For the six-month period beginning on July 1, 2007 and ended December 31, 2007 compared whith the year ended June 30, 2007

Schedule D

Items	Value as of 12.31.2007 Ps.	Value as of 06.30.2007 Ps.
Current
Time deposit in local currency (*)	98,266,199	—
Mutual Funds in local currency (*)	19,026,318	86,099,240
Mutual Funds in foreign currency (*) (Schedule G)	47,536,610	292,736,151
Bonds- BODEN 2008	4,493,411	—
Bonds- PRE 2008	864,719	—

Total current	170,187,257	378,835,391

Non Current
Advances for purchase of shares (1) (Schedule G)	1,865,400	1,108,239
Land reserve:
- Caballito Plot of land (2)	36,683,254	36,680,754
- Torres Rosario Plot of land	16,867,599	16,110,481
- Air Space Coto Supermarket	13,143,445	13,143,445
Other real estate	2,505,468	2,505,468

Total non current	71,065,166	69,548,387

Total	241,252,423	448,383,778

(*)	Considered cash and cash equivalents in the Statement of Cash Flow.

(1)	See Note 20.

(2)	See Note 7.b).

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the six-month period beginning on July 1, 2007 and ended December 31, 2007 compared with the year ended June 30, 2007

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases/ reclassifications Ps.	Carrying value as of December 31, 2007 Ps.	Carrying value as of June 30, 2007 Ps.
Deducted from assets:
Allowance for doubtful accounts	21,427,224	(3) 2,223,972	(1)(531,877)	23,119,319	21,427,224
Allowance for doubtful mortgage receivable	2,208,275	—	—	2,208,275	2,208,275
Impairment of inventory	104,402	—	(52,740)	(2) 51,662	(2) 104,402
Included in liabilities:
Provision for non current contingencies	5,345,955	(3) 806,031	(1)(528,923)	5,623,063	5,345,955

Total as of December 31, 2007	29,085,856	3,030,003	(1,113,540)	31,002,319	—

Total as of June 30, 2007	29,253,280	6,392,057	(6,559,481)	—	29,085,856

(1)	Corresponds to the usage of the period.

(2)	Set forth in Note 3.d) ii).

(3)	Set forth in Schedule H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

Schedule F

	12.31.07 Ps.	12.31.06 Ps.
Cost of leases and services
Expenses (Schedule H)	27,239,761	23,840,967

Cost of leases and services	27,239,761	23,840,967

Cost of other
Stock as of beginning of year	7,223,573	7,859,082
Transfers	(1) (4,259,709)	(2) 59,912,260
Purchases of the period	4,345,536	—
Obsolescence decreases	—	26,738
Gain from recognition of inventories at net realizable value	185,160	177,755
Expenses (Schedule H)	178,795	1,255,943
Stock as of end of the period (Note 3.d)	(4,117,837)	(8,063,575)

Cost by other	3,555,518	61,168,203

(1)	Includes Ps. 705,153 related to transfers to non-current investments and Ps. 858,877 related to transfers to the cost of goods for advertising events that are disclosed as pass-through expenses receivable (Note 3.b).

(2)	Transfer of non-current investment to inventory.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For the six-month period beginning on July 1, 2007 and ended Decemnber 31, 2007 compared with the year ended June 30, 2007

Schedule G

Items	Class	Amount of foreign currency	Prevailing exchange rate Ps. (1)	Total as of December 31, 2007 Ps.	Total as of June 30, 2007 Ps.
Assets
Current Assets
Cash and banks	USD	5,630,516	3.109	17,505,276	5,823,841
Cash and banks	Euros	319,723	4.572	1,461,775	1,270,160
Cash and banks	Yenes	1,568,539,993	0.02753	43,181,906	—
Investments	USD	15,290,000	3.109	47,536,610	292,736,151
Leases and services receivable	USD	360,403	3.109	1,120,493	6,486,727

Total Current Assets		1,590,140,635		110,806,060	306,316,879

Non-current Assets
Investments	USD	600,000	3.109	1,865,400	1,108,239
Leases and services receivable	USD	191,917	3.109	596,670	286,728
Inventory	USD	1,100,000	3.109	3,419,900	—

Total Non-Current Assets		1,891,917		5,881,970	1,394,967

Total Assets as of December 31, 2007		1,592,032,552		116,688,030	—

Total Assets as of June 30, 2007		100,681,516		—	307,711,846

Liabilities
Current Liabilities
Trade accounts payable	USD	170,163	3.149	535,845	1,009,975
Customers advances	Euros	—	4.631	—	2,510,520
Short-term debt	USD	7,223,111	3.149	22,745,578	22,305,151

Total Current Liabilities		7,393,274		23,281,423	25,825,646

Non-Current Liabilities
Trade accounts payable	USD	—	3.149	—	20,804
Long-term debt	USD	167,227,934	3.149	526,600,764	523,112,700

Total Non-Current Liabiliities		167,227,934		526,600,764	523,133,504

Total Liabilities as of December 31, 2007		174,621,208		549,882,187	—

Total Liabilities as of June 30, 2007		177,272,690		—	548,959,150

(1)	Exchange rates as of December 31, 2007 according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

Schedule H

		Costs						Expenses
Items	Total as of December 31, 2007 Ps.	Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.	Total as of December 31, 2006 Ps.
Depreciation and amortization	20,066,752	—	20,066,752	103,485	7,785	(111,270)	20,066,752	—	—	18,593,392
Condominium expenses and collective promotion fund non-recovered	3,833,476	—	3,833,476	87,542	—	(87,542)	3,833,476	—	—	3,320,274
Taxes, rates, contributions and services	6,322,248	8,815	27,404	5,442,536	606,239	(6,048,775)	36,219	2,746,136	3,539,893	6,826,654
Fees for directors	4,058,879	—	—	—	—	—	—	4,058,879	—	3,518,292
Parking	1,588,156	—	1,588,156	—	—	—	1,588,156	—	—	1,222,943
Fees and payments for services	2,910,719	95,939	—	1,823,705	—	(1,823,705)	95,939	2,814,780	—	4,822,946
Salaries, bonuses and social security taxes	2,837,120	—	—	13,809,181	1,729,182	(15,538,363)	—	2,627,637	209,483	2,430,698
Maintenance, repairs, cleaning and security	980,366	1,188	917,942	10,539,180	14,842	(10,554,022)	919,130	61,236	—	796,286
Personnel expenses	131,337	—	—	1,033,801	72,029	(1,105,830)	—	131,337	—	232,018
Advertising	27,768	—	—	—	12,741,966	(12,741,966)	—	—	27,768	343,909
Contingencies	806,031	—	806,031	—	—	—	806,031	—	—	16,973
Allowance for doubtful accounts	2,223,972	—	—	—	—	—	—	—	2,223,972	1,348,723
Insurance	100,575	—	—	311,096	10,590	(321,686)	—	100,575	—	145,323
Bank charges	330,786	—	—	12	—	(12)	—	330,786	—	209,142
Rental	96,879	—	—	430,348	30,643	(460,991)	—	96,879	—	101,495
Regulatory Authority expenses	100,414	—	—	—	—	—	—	100,414	—	70,972
Freight and transportation	14,057	—	—	165,036	34,985	(200,021)	—	14,057	—	15,303
Training expenses	1,089,154	—	—	—	—	—	—	—	1,089,154	208,914
Stationary	13,151	—	—	698,285	36,231	(734,516)	—	13,151	—	70,081
Indemnity	235,711	—	—	—	—	—	—	—	235,711	27,386
Commissions	48,171	—	—	—	—	—	—	—	48,171	—
Other services	—	—	—	112,948	625	(113,573)	—	—	—	—
Others	302,252	72,853	—	68,857	1,970	(70,827)	72,853	228,652	747	410,368
Expenses recovery	—	—	—	(34,626,012)	(15,287,087)	49,913,099	—	—	—	—

Total as of December 31, 2007	48,117,974	178,795	27,239,761	—	—	—	27,418,556	13,324,519	7,374,899	—

Total as of December 31, 2006	—	1,255,943	23,840,967	—	—	—	25,096,910	12,511,195	7,123,987	44,732,092

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

For the six-month period beginning on July 1, 2007 and ended December 31, 2007 compared with the year ended June 30, 2007

Schedule I

	12.31.07
	Investments (7)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related Parties (9)	Other liabilities (4) (8)
No fixed term	—	—	758,837	—	—	90,778	—	32,925,319

Past due	—	10,491,088	2,554,546	325,876	1,615,029	—	—	—

To mature
In three months	170,187,257	26,707,092	20,648,556	10,176,933	14,590,463	12,427,806	6,946,886	10,341,302
Between 3 and 6 months	—	7,866,399	13,732,718	6,154,603	7,589,593	4,663,294	65,107	1,819,419
Between 6 and 9 months	—	9,716,409	2,999,208	650,384	7,562,799	5,704,813	65,107	2,330,302
Between 9 and 12 months	—	1,703,624	9,981,854	2,388,275	7,541,195	(281,279)	65,107	16,413,907

Between 1 and 2 years	—	1,242,097	479,928	—	16,039,413	42,992,544	—	207,930
Between 2 and 3 years	—	295,045	220,177	—	8,476,842	43,315,124	—	227,434
Between 3 and 4 years	—	43,215	58,121	—	3,051,489	43,470,381	—	248,769
In greater than 4 years	—	151,434	163,369	—	8,536,897	546,026,916	—	701,830

Total to mature	170,187,257	47,725,315	48,283,931	19,370,195	73,388,691	698,319,600	7,142,207	32,290,893

Total with fixed term	170,187,257	58,216,403	50,838,477	19,696,071	75,003,720	698,319,600	7,142,207	32,290,893

Total	170,187,257	58,216,403	51,597,314	19,696,071	75,003,720	698,410,378	7,142,207	65,216,212

	06.30.07
	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short-term and long-term debt	Related Parties	Other liabilities (4)
No fixed term	—	140,344	634,555	—	—	90,778	—	31,141,368

Past due	—	9,685,222	466,548	1,047,469	4,290,381	—	—	—

To mature
In three months	378,835,391	20,827,832	18,960,487	4,620,094	12,336,254	45,711,557	15,014,017	15,896,353
Between 3 and 6 months	—	4,868,674	8,942,521	6,802,762	6,713,080	12,039,629	15,510	14,935,041
Between 6 and 9 months	—	8,246,151	2,268,417	1,471,994	6,713,080	(254,125)	38,942,815	1,057,622
Between 9 and 12 months	—	7,042,033	2,268,415	2,012,070	6,713,080	5,626,983	15,510	3,118,569

Between 1 and 2 years	—	667,080	434,630	20,804	14,653,668	26,863,058	—	251,822
Between 2 and 3 years	—	305,473	200,988	—	7,755,859	43,264,194	—	217,463
Between 3 and 4 years	—	173,352	32,465	—	2,598,047	43,469,328	—	237,863
In greater than 4 years	—	201,419	167,388	—	9,051,585	558,712,626	—	829,001

Total to mature	378,835,391	42,332,014	33,275,311	14,927,724	66,534,653	735,433,250	53,987,852	36,543,734

Total with fixed term	378,835,391	52,017,236	33,741,859	15,975,193	70,825,034	735,433,250	53,987,852	36,543,734

Total	378,835,391	52,157,580	34,376,414	15,975,193	70,825,034	735,524,028	53,987,852	67,685,102

(1)	Does not accrue interest, except for Ps. 700,138 that accrue interest at a variable market rate.

(2)	Includes Ps. 692,586,964 that accrue interest at a fixed rate.

(3)	Includes Ps. 16,913,569 that accrue interest at a variable rate

(4)	Corresponds to Salaries and social security payable, Taxes payable, Other liabilities and Provisions.

(5)	Includes Ps. 4,490,587, that accrue interest at a variable rate.

(6)	Includes Ps. 535,845 that accrue interest at a variable rate.

(7)	Includes Ps. 98,266,199 that accrue interest at a fixed rate and Ps. 71,921,058 that accrue interest at a variable market rate.

(8)	Does not accrue interest, except for Ps. 2,034,947 that accrue interest at a fixed rate.

(9)	Includes Ps 1,520,511 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF DECEMBER 31, 2007

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, February 8, 2008 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business principally engaged in the acquisition, development, holding and managing of Shopping Centers in Argentina, is hereby showing its profits and losses for the second Quarter of fiscal year 2008 ended December 31, 2007.

Net income for the six-month period was Ps. 48.7 million, in comparison with the Ps. 40.2 million gain for the same period of the previous year. This improvement represents an increase of 21.1%.

Total revenues as of December 31, 2007, were Ps. 316.2 million, that is, 42.1% higher than revenues recorded during the same period of the previous year. This increase principally results from the excellent period of consumption and the increase of the revenues from our segments of Commercial Centers and Credit Cards.

Gross profit of the period improved significantly by 39.6%, from Ps 148.5 million in the second quarter of fiscal year 2007 to Ps. 207.3 million during the same period of fiscal year 2008.

The consolidated operating income for the period recorded an income of Ps. 107.9 million as compared to Ps. 84.9 million recorded during the same period of the previous year, representing an increase of 27.1%. EBITDA1 for the six-month period is Ps. 145.7 million representing an increase of 23.9% with respect to the EBITDA of the same period of the previous year. The increase of the operating results at a lesser pace than the increase of total income is due to: (1) the higher significance of the credit cards segment business, which is operating under lesser margins; (2) the income accounts presented by the Tarshop subsidiary during the second quarter of fiscal year 2008, as shown in the “Credit Cards Segment” section.

As regards the evolution of the Commercial Center segment, income evolved favorably increasing 29.8% as compared with same period of the previous year. The EBITDA of the segment has grown according to such variation, increasing 28.7% as compared with the first six months of fiscal year 2007.

Comments on the quarter´s operations

Calendar year 2007 has been the fifth consecutive year in which the Argentine economy registered a positive path as regards the Gross Internal Product (GDP). According to the data available at November 2007, such index reached an inter-annual variation of 8.5%.

As a result of salaries recovery and the increasing economy activity, both investment and private consumption have reached historical levels. While investment level was 22.5% of the GDP, private consumption increased 8.6% in seasonally-adjusted inter-annual terms

[1]

Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

ALTO PALERMO S.A. (APSA)

representing 65%, approximately, of the GDP. As a consequence of such expansion, unemployment decreased to 7.5% during calendar year 2007, this being the lesser of the last 14 years.

Internal financing continued evolving favorably during calendar year 2007, basically in line with primary savings. Primary tax surplus was 3.2% of the GDP, pushed by the high collections level resulting in balanced public expenses. As regards external accounts, Argentina registered USD 6,350 million surplus in the balance of trade as of November 30, 2007. Consequently, the Argentine Central Bank has strengthened reserves, showing an inter-annual increase of 42.8%.

As regards both supermarkets and shopping centers sales, in accordance with official sources, supermarkets sales registered an inter-annual variation of 29.7% measured in current prices. In respect of evolution of shopping centers sales, the INDEC estimates a 28.0% increase as compared with calendar year 2006, measured in current pesos. Higher tourism levels together with competitive rates of exchange are significant parts in the favorable evolution of this segment.

During the six-month period ended December 31, 2007 our lessees continued increasing sales reaching Ps. 1,870.8 million. Such sales represents 31.3% higher than sales for the same period of the previous year.

Accumulated Sales at second quarter of each fiscal year

ALTO PALERMO S.A. (APSA)

The commercial success of our lessees continues increasing the demand for place in our Commercial Centers. We have been, therefore, able to maintain the occupancy at a level of 98.7%. Evolution of this variable not only refers to an improvement of our business but it also shows the excellent quality of our Commercial Centers portfolio.

Quarterly evolution of occupancy rate % of GLAL *

*	Surface to lease

Panamerican Mall Center Project – Autonomous City of Buenos Aires. In December 2006 we entered into a series of agreements for the construction, marketing and administration of a new commercial center to be developed in Saavedra neighbourhood, Autonomous City of Buenos Aires by Panamerican Mall S.A. The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office and/or residential building. This is one of the most significant projects of the Company. During March 2007 we started building the commercial center and we estimate that the opening will take place during year 2009.

Rosario Towers, City of Rosario. On October 11, 2007 the Company entered into a barter contract with Condominios del Alto S.A. by which we exchanged a fraction of plot 2-g covering a total of 7,901.30 square meters of surface area for construction of housings to be exchanged for 15 units to be build with 1,504.45 square meters of surface area, and 15 garages.

Acquisition of “Soleil Factory”, Province of Buenos Aires. Prior to the closing of the quarter, the Company signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA to acquire one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities, located in the San Isidro District, Province of Buenos Aires, the transaction being subject to certain conditions. The total price of the operation will be USD 20.7 million and, at the time of this report, USD 8.1 million were paid as advance payment. The remaining amount of USD 12.6 million will be paid at 7 years starting on the date on which the final transfer deed of the goodwill is signed.

ALTO PALERMO S.A. (APSA)

Credit Cards Segment.

Tarshop S.A. is the credit cards company in which we have an 80% share.

Our credit cards segment showed an income of Ps. 4.1 million which represents a decrease with respect to the income of Ps. 9.0 million recorded during the same period of the previous year, due to increase in operational and financial costs.

Net income recorded a significant increase of 56.7% going from Ps. 89.3 million during the second period of fiscal year 2007 to Ps. 139.9 million in the same period of the current fiscal year. The operating result recorded was Ps. 11.7 million.

EBITDA for credit cards segment is Ps. 13.9 million representing a decrease with respect to Ps. 18.2 million obtained in the same period of the previous year.

The credit portfolio, including the securitized coupons as of December 31, 2007 was Ps. 852.1 million, that is 52.7% higher to the portfolio of Ps. 558.0 million as of December 31, 2006.

Regarding collections, the delay in the 90 days credits due as of December 31, 2007 was 5.9%.

Other Significant Events of the Quarter

Distribution of dividends

In accordance with the Shareholders’ Meeting, on November 9, 2007 the Company paid a dividend in cash of Ps. 55.7 million, which represents Ps. 0.07 per share.

Financial Debt

As of December 31, 2007, the Company’s financial debt is as follows:

Type of Debt (1)	Remaining Amount	Rate	Due in
Unsecured Convertible Notes	USD 47,227,934	10%	Jul-14
Notes Series I	USD 120,000,000	7.875%	May-17
Notes Series II	Ps. 154,020,000	11%	Jun-12

(1)	Does not include Tarshop’s debt

ALTO PALERMO S.A. (APSA)

In respect of Notes Series I and II, the respective issues are Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200,000,000 authorized by the National Securities Commission through its Resolution 15,614 dated April 19, 2007.

Prospect for the next quarter

Our aim is to continue offering a wide variety of commercial proposals during the coming quarter, in line with our customers´ needs. We intend to provide more activities, promotions and entertainments so that our clients not only recognize but also feel themselves identified with our proposals, this being a similar process than the one developed during the past years. Renewal of existing shopping centers and the continuous evolution and development of new projects are key issues to maintain our leading position in the industry. We are currently developing a remodeling process of some of our commercial centers, such as Alto Palermo Shopping, Alto Avellaneda, Patio Bullrich, Paseo Alcorta and Shopping Abasto. Works are estimated to be completed during the first six-month period of the calendar year.

Also, we will continue evaluating the various investment opportunities in the industry of commercial centers with the purpose of increasing our property portfolio in the City of Buenos Aires and in the interior of the country as well. Both Panamerican Mall and Shopping Neuquén are a part of this expansion strategy at national level.

Another basic issue of our commercial strategy is our national and international lessees who are all very well-known in the market. On such a basis, we will continue promoting a diversification, encouraging the participation of first line brands in our commercial centers and offering our clients the best products in the market.

Main Consolidated Financial Ratios

For the six-month periods ended December 31, 2007 and 2006

(In Argentine Pesos)

	December 31, 2007 (Ps.)	December 31, 2006 (Ps.)	Change	% change
EBITDA (1)	145,718,788	117,619,894	28,098,894	23.9%
EBITDA per share	1.86	1.50	0.36	24.0%
EBITDA per share - Fully Diluted	0.64	0.53	0.11	20.8%
Financial Debt (2)	724,881,123	382,356,462	342,524,661	89.6%
Shares Outstanding (Ps, 1 p,v,)	78,206,421	78,206,421	—	0.0%
Shares Outstanding Fully Diluted	226,927,186	222,818,355	4,108,830	1.8%
Price per share (Ps, 1 p,v,)	12.25	9.40	2.85	30.3%
Market Capitalization	958,028,657	735,140,361	222,888,296	30.3%
Market Capitalization Fully Diluted	2,779,858,016	2,094,492,540	685,365,476	32.7%
Enterprise Value (3)	1,294,841,293	985,789,307	309,051,986	31.4%
Enterprise Value Fully Diluted	2,967,949,888	2,200,529,552	767,420,336	34.9%
Financial Debt / Enterprise Value	0.56	0.39	0.17	43.6%
FFO (4)	85,887,083	76,390,290	9,496,793	12.4%
FFO per share	1.09	0.98	0.11	11.2%
Net income for the period	48,691,161	40,200,036	8,491,125	21.1%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

ALTO PALERMO S.A. (APSA)

(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies) minus overdraft.

(3)	Outstanding shares at their market value at the end of each period plus financial debt minus cash and banks and current investment.

(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	12.31.2007 Ps.	12.31.2006 Ps.	12.31.2005 Ps.	12.31.2004 Ps.
Current assets	622,102,713	332,033,572	224,367,658	138,663,546
Non-current assets	1,484,172,887	1,303,218,488	1,094,879,981	1,099,856,131

Total	2,106,275,600	1,635,252,060	1,319,247,639	1,238,519,677

Current liabilities	404,684,549	502,899,864	405,631,517	229,072,849
Non-current liabilities	801,488,714	262,539,203	99,646,331	216,789,528

Subtotal	1,206,173,263	765,439,067	505,277,848	445,862,377

Minority interest	83,225,342	69,762,294	28,677,062	24,075,382
Shareholders´ equity	816,876,995	800,050,699	785,292,729	768,581,918

Total	2,106,275,600	1,635,252,060	1,319,247,639	1,238,519,677

3.	Consolidated income structure as compared with the same period of the three previous years.

	12.31.2007 Ps.	12.31.2006 Ps.	12.31.2005 Ps.	12.31.2004 Ps.
Operating income	107,948,052	84,903,393	73,742,801	41,947,235
Net loss on equity investments	(14,075)	(678,569)	(244,684)	(425,508)
Amortization of goodwill	(1,408,874)	(2,341,822)	(2,378,817)	(2,413,398)
Financial results, net	(13,848,650)	(4,571,297)	(15,266,669)	(8,762,803)
Other (expense) income, net	2,732,450	(967,312)	(882,677)	(560,630)
Income tax	(44,531,523)	(32,365,728)	(28,955,955)	(18,664,745)
Minority interest	(2,186,219)	(3,778,629)	(2,728,843)	(290,406)

Net income	48,691,161	40,200,036	23,285,156	10,829,745

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	12.31.2007 Ps.	12.31.2006 Ps.	12.31.2005 Ps.	12.31.2004 Ps.
Liquidity
Current assets	622,102,713	332,033,572	224,367,658	138,663,546

Current liabilities	404,684,549	502,899,864	405,631,517	229,072,849
Ratio	1.54	0.66	0.55	0.61
Indebtedness
Total liabilities	1,206,173,263	765,439,067	505,277,848	445,862,377

Shareholders´ equity	816,876,995	800,050,699	785,292,729	768,581,918
Ratio	1.48	0.96	0.64	0.58
Solvency
Shareholders’ equity	816,876,995	800,050,699	785,292,729	768,581,918

Total liabilities	1,206,173,263	765,439,067	505,277,848	445,862,377
Ratio	0.68	1.05	1.55	1.72
Non Current Assets to total Assets
Non current assets	1,484,172,887	1,303,218,488	1,094,879,981	1,099,856,131

Total assets	2,106,275,600	1,635,252,060	1,319,247,639	1,238,519,677
Ratio	0.70	0.80	0.83	0.89
Profitability
Net income for the fiscal year	48,691,161	40,200,036	23,285,156	10,829,745

Average shareholders’ equity	796,046,531	783,345,584	776,507,573	764,062,935
Ratio	0.06	0.05	0.03	0.01

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2007

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	12.31.07 Ps.	09.30.07 Ps.	06.30.07 Ps.	03.31.07 Ps.	Total Ps.
Accounts receivable, net	1,518,962	976,200	546,325	7,449,601	10,491,088
Other receivables, net	2,452,419	102,127	—	—	2,554,546

b)	Past due payable:

	12.31.07 Ps.	09.30.07 Ps.	06.30.07 Ps.	03.31.07 Ps.	Total Ps.
Trade accounts payable	301,721	18,870	—	5,285	325,876
Short-term debt	498,132	37,396	170,772	908,729	1,615,029

c)	Receivables and liabilities with no fixed term:

12.31.07 Ps.
Other receivables	758,837
Financial Bank loans	90,778
Taxes payable	27,290,256
Other liabilities	12,000
Provisions	5,623,063

d)	Current receivables to mature:

	03.31.08 Ps.	06.30.08 Ps.	09.30.08 Ps.	12.31.08 Ps.	Total Ps.
Accounts receivable, net	26,707,092	7,866,399	9,716,409	1,703,624	45,993,524
Other receivables, net	20,648,556	13,732,718	2,999,208	9,981,854	47,362,336

ALTO PALERMO S.A. (APSA)

3.	(Continued)

e)	Non-current receivables to mature:

	12.31.09 Ps.	12.31.10 Ps.	12.31.11 Ps.	12.31.12 Ps.	Total Ps.
Accounts receivable, net	1,242,097	295,045	43,215	151,434	1,731,791
Other receivables, net	479,928	220,177	58,121	163,369	921,595

f)	Current liabilities to mature:

	03.31.08 Ps.	06.30.08 Ps.	09.30.08 Ps.	12.31.08 Ps.	Total Ps.
Trade accounts payable	10,176,933	6,154,603	650,384	2,388,275	19,370,195
Customer advances	14,590,463	7,589,593	7,562,799	7,541,195	37,284,050
Short-term debt	12,427,806	4,663,294	5,704,813	(281,279)	22,514,634
Related parties	6,946,886	65,107	65,107	65,107	7,142,207
Salaries and social security payable	3,356,643	—	2,064,353	—	5,420,996
Taxes payable	6,719,652	162,246	162,246	12,589,170	19,633,314
Other liabilities	265,007	1,657,173	103,703	3,824,737	5,850,620

g)	Non-current liabilities to mature:

	12.31.09 Ps.	12.31.10 Ps.	12.31.11 Ps.	12.31.12 Ps.	Total Ps.
Customer advances	16,039,413	8,476,842	3,051,489	8,536,897	36,104,641
Long-term debt	42,992,544	43,315,124	43,470,381	546,026,916	675,804,965
Taxes payable	207,930	227,434	248,769	701,830	1,385,963

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	55,364,119
Foreign currency	(1)	1,120,493
Non-current
Local currency	(1)	1,135,121
Foreign currency	(1)	596,670

(1)	Does not accrue interest, except for Ps. 700,138 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

b)	Other receivables, net:

		Ps.
Current
Local currency	(1)	50,442,544
Non-current
Local currency	(1)	1,154,770

(1)	Does not accrue interest, except for Ps. 16,913,569 that accrue interest at a variable rate.

c)	Trade accounts payable:

Current
Local currency	(1)	19,160,226
Foreign currency	(2)	535,845

(1)	Does not accrue interest.

(2)	Accrue interest at a variable market rate.

d)	Customer advances:

Current
Local currency	(1)	38,899,079
Non-current
Local currency	(1)	36,104,641

(1)	Does not accrue interest, except for Ps. 4,490,587 that accrue interest at a variable market rate.

e)	Financial bank loans:

Current
Local currency	(1)	(140,166)
Foreign currency	(1)	22,745,578
Non current
Local currency	(1)	149,204,202
Foreign currency	(1)	526,600,764

(1)	Includes Ps. 692,586,964 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

f)	Salaries and social security payable:

Ps.
Current
Local currency	(1)	5,420,996

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	19,633,314
Non Current
Local currency	(1)	28,676,219

(1)	Does not accrue interest, except for Ps. 2,034,947 that accrue interest at a fixed rate.

h)	Related parties:

Current
Local currency	(1)	7,142,207

(1)	Includes Ps. 1,520,511 that accrue interest at a variable market rate.

i)	Other liabilities:

Current
Local currency	(1)	5,850,620
Non-current
Local currency	(1)	12,000

(1)	Does not accrue interest.

j)	Provisions

Non-current
Local currency	(1)	5,623,063

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

5.	Related parties.

See Note 5 and Schedule C to the basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the basic financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	246,182,543	177,998,012	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	111,028,998	57,073,366	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	95,080,532	80,944,415	Fire, full risk and dismissed profit
Patio Bullrich Shopping	71,372,378	100,564,742	Fire, full risk and dismissed profit
Alto Noa Shopping	52,301,362	26,003,344	Fire, full risk and dismissed profit
Alto Rosario Shopping	89,317,790	84,669,695	Full risk, construction and assembly,
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 12.

Autonomous City of Buenos Aires, February 8, 2008.

82	Saúl Zang
Vice-president I acting as President

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: March 4, 2008